NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

The Annual Meeting of shareholders will be held at 11:00 a.m. (Toronto Time) on
June 13, 2016 at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West,
199 Bay Street, Toronto, Ontario, M5L 1B9.

YOUR VOTE IS IMPORTANT.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to our stub year 2015 annual meeting of shareholders.

WHEN:	Monday, June 13, 2016 at 11:00 a.m. (Toronto Time).

WHERE:	The offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West,
199 Bay Street, Toronto, Ontario, M5L 1B9.

The purpose of the Meeting is as follows:

1.	Financial Statements. To receive and consider the audited consolidated financial statements of the Company for the stub year period ended December 31, 2015, together with the auditors’ report thereon;

2.	Auditor Appointment. To appoint the auditor of the Company and to authorize the directors of the Company to fix the auditor’s remuneration;

3.	Elect Directors. To consider and elect the directors of the Company for the ensuing year; and

4.	Other Business. To transact such other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, a management information circular (the “Circular”), and the audited financial statements of the Corporation as at and for the stub year period ended December 31, 2015 and related management’s discussion and analysis of financial condition.

You may vote your shares by proxy if you are unable to attend the Meeting. Please review the enclosed Circular and (i) date, sign and mail the enclosed form of proxy to the Company’s transfer agent; or (ii) complete the proxy by telephone or internet, by Thursday, June 9, 2016.

The directors of the Company have fixed the close of business on May 9, 2016 as the record date (the “Record Date”), being the date for determination of the registered holders entitled to notice and to vote at the Meeting and at any adjournment(s) thereof.

Each registered shareholder of the Company as at the Record Date shall be entitled to vote at the Meeting or any adjournment thereof either in person or by proxy.

DATED the 16th day of May, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Eric Sprott
Chairman of the Board

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

KIRKLAND LAKE GOLD INC.
MANAGEMENT INFORMATION CIRCULAR

ABOUT THE SHAREHOLDER MEETING

SOLICITATION OF PROXIES

You have received this management information circular (“Circular”) because you owned common shares (“Common Shares”) of Kirkland Lake Gold Inc. (“Kirkland Lake Gold” or the “Company”) as at May 9, 2016. You are therefore entitled to vote at the stub year 2015 annual meeting of shareholders (the “Meeting”) to be held on Monday, June 13, 2016, and any postponement(s) or adjournment(s) thereof.

The board of directors of the Company has set the record date for the Meeting at May 9, 2016 (the “Record Date”).

Management is soliciting your proxy for the Meeting. The Board has fixed 11:00 a.m. (Toronto Time) on Thursday, June 9, 2016 or 48 hours (excluding Saturdays, Sundays or holidays) before any adjournment(s) of the Meeting, as the time by which proxies to be acted upon at the Meeting must be deposited with the Company’s transfer agent. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. Such employees will not receive any extra compensation for such activities. The cost of solicitation will be borne directly by the Company.

The Company has engaged Kingsdale Shareholder Services (“Kingsdale”) as proxy solicitation agent and will pay fees of approximately $45,000 to Kingsdale for the proxy solicitation service in addition to certain out-of pocket expenses. Bankers may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. Shareholders can contact Kingsdale either by mail at Kingsdale Shareholder Services, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

Unless otherwise stated, the information contained in this Circular is as of the Record Date. All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “United States dollars” or “US$”.

INFORMATION REGARDING THE VOTING OF SHARES

Registered Shareholders

Every registered holder of shares at the close of business on the Record Date is entitled to receive notice of, and to vote their shares at, the Meeting. Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to either:

(a)	complete, sign and deliver the enclosed form of proxy c/o Proxy Dept., Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada; or

(b)	complete the proxy by telephone by calling Computershare toll free at 1-866-732-8683 or 1-312-588-4290 outside of Canada and the United States or

(c)	complete the proxy by voting online by entering your 15-digit control number at www.investorvote.com.

In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address, voted by telephone or online not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the form of proxy and below.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Beneficial Shareholders

Shareholders may beneficially own shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Beneficial Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Beneficial Shareholder, it is vital that the voting instruction form provided to you by Computershare, your broker, intermediary or its agent is returned according to the instructions provided in or with such form, sufficiently in advance of the deadline specified, to ensure that they are able to provide voting instructions on your behalf.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each person representing a registered or Beneficial Shareholder through a Proxy (a “Proxyholder”) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting or as otherwise required by law or stock exchange requirements) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve an ordinary resolution proposed at the Meeting, a majority of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

The shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. If you appoint the Company’s proxyholders and do not indicate your voting instructions, they will vote your shares:

•	FOR the appointment of auditors
•	FOR the nominated directors

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. At the date of this Circular, the management of the Company is not aware that any amendments or variations are to be presented at the Meeting. If, however, any such amendments or variations should properly come before the Meeting, the Proxies hereby solicited will be exercised in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney duly authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with its instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting (the “Meeting Chair”) in the Meeting Chair’s discretion. Beneficial Shareholders must deliver their completed Proxies in accordance with the instructions given by the Intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder register maintained by the Company’s registrar and transfer agent or their duly appointed Proxyholders will be recognized, and entitled to make motions or vote at the Meeting.

Beneficial Shareholders

Shareholders holding shares through (i) brokers, securities dealers, banks, trust companies, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans, or their respective agents and nominees (“Intermediaries”) or (ii) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant, will not be recognized nor may they make motions or vote at the Meeting except as described below.

If shares are listed in an account statement provided to a shareholder by an Intermediary, those shares are, in all likelihood, not registered in the shareholder’s name. Such shares will more likely be registered in the name of the Intermediary and can only be voted through a duly completed Proxy given by the shareholder. Without specific instructions, the Intermediary is prohibited from voting shares for the Intermediary’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and its form of proxy to the Intermediaries and clearing agencies for onward distribution to Beneficial Shareholders. Intermediaries are required to forward these materials to Beneficial Shareholders unless the Beneficial Shareholder has waived the right to receive them.

Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure their shares are voted at the Meeting. The form requesting such voting instructions (the “Voting Instructions Form” or “VIF”) supplied to the Beneficial Shareholder by its Intermediary is substantially similar to the Proxy provided directly to registered shareholders by the Company, however, it is limited to instructing the registered shareholder (that is, the Intermediary) how to vote on behalf of the Beneficial Shareholder.

Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third party company (or, if the Beneficial Shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to Beneficial Shareholders and asks the Beneficial Shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the Beneficial Shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

The Company is sending proxy-related materials directly to non-objecting beneficial owners under NI 54-101. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their Intermediary, the Beneficial Shareholder may attend the Meeting as Proxyholder for the Intermediary and indirectly vote the shares in that capacity. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their shares as their own Proxyholder, must enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If a Beneficial Shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Shareholders with questions respecting the voting of shares held through an Intermediary should contact that Intermediary for assistance or contact Kingsdale Shareholder Services toll free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North America.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation of Proxies for registered shareholders can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney duly authorized in writing (in the case of a corporation, such investment must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation) which is either delivered to Computershare at 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1, Canada any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Meeting Chair prior to the hour of commencement on the day of the Meeting.

A Beneficial Shareholder who has submitted a Proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder's shares are held and following the instructions of the Intermediary respecting the revocation of Proxies.

VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of Common Shares. As at May 9, 2016, the Record Date, the Company had 115,584,577 Common Shares issued and outstanding as fully paid and non-assessable shares, each share carrying the right to one vote.

Holders of record at the close of business on the Record Date will be entitled to one vote for each Common Share held. Only those shareholders of record as of the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

The Company will prepare a list of shareholders as of the Record Date. Holders of Common Shares named on that list will be entitled to vote the shares then registered in their name at the Meeting (unless prohibited from voting by applicable regulatory authorities on a particular matter to be considered at the Meeting) except to the extent that the holder has transferred ownership of any of the shares after the Record Date and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting. In that case the transferee will be entitled to vote their shares at the Meeting or any adjournment thereof.

Q&A ON VOTING

Q:	What am I voting on?
A:	Holders of Common Shares are voting on the appointment of the Company’s auditor and the election of the directors.

Q:	Who is entitled to vote?
A:	Holders of Common Shares at the close of business on May 9, 2016 are entitled to vote. Each Common Share entitles the holder to one vote.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Q:	Am I a registered Shareholder or a non-registered Shareholder?
A:

You are a registered Shareholder if you hold Common Shares registered in your own name. See above – Registered Shareholders for more information. You are a non-registered Shareholder if you hold Common Shares that are registered in the name of an intermediary (a bank, trust company, securities dealer or broker, director or administrator of a self-administered RRSP, RRIF, RESP, TFSA or similar plan) or a depository, such as CDS Clearing and Depository Services. See above – Beneficial Shareholders for more information.

Q:	If I am a registered Shareholder, how do I vote?
A:

If you are a registered Shareholder, you may vote in person at the Meeting or you may sign the form of proxy sent to you, appointing the named persons or some other person you choose, to represent you as a proxyholder and vote your Common Shares at the Meeting. Whether or not you plan to attend the Meeting in person, you are requested to vote. If you wish to vote by proxy you should complete the proxy form and return it based on the instructions set out on page 2 above.

Q:	If I am a non-registered Shareholder, how do I vote?
A:

If you are a non-registered Shareholder, you are entitled to direct how your Common Shares are to be voted. In accordance with the requirements of applicable securities law, Kirkland Lake Gold will distribute copies of the notice package to depository and to intermediaries who in turn distribute to non -registered Shareholders. Accordingly, included in your package you will have received from your intermediary a VIF for the number of Common Shares you beneficially own. You should follow the instructions you have received from your intermediary and contact your intermediary promptly if you need assistance.

You are not required to attend the Meeting in person, however, you are requested to vote your Common Shares. Kirkland Lake Gold has limited access to the names of its non-registered Shareholders. If you attend the Meeting, Kirkland Lake Gold may have no record of your shareholding unless your intermediary has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the VIF and return it as set out in the instructions provided to you. Please register with Computershare Investor Services Inc. upon your arrival at the Meeting.

If a non-registered Shareholder does not wish to attend the Meeting in person, or have another person attend and vote on his or her behalf, they may vote by telephone 1-800-474-7493 (English) / 1-800-474- 7501 (French) You will require a 16-digit Control Number (located on the front of your VIF/Proxy) to identify yourself on the system. By Fax 905-507-7793 or 1-866-623-5305. By entering your 16-digit control number at www.proxyvote.com or by mailing in your completed, signed VIF, using the postage paid envelope included in your package.

Q:	Who is soliciting my proxy?
A:

Proxies are being solicited by management of Kirkland Lake Gold and the associated costs are borne by the Company. The Company has engaged Kingsdale Shareholder Services (“Kingsdale”) as proxy solicitation agent. Shareholders can contact Kingsdale either by mail at Kingsdale Shareholder Services, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com. The solicitation is being done primarily by sending you proxy materials by mail and by posting this Circular on our website at www.klgold.com and on our SEDAR profile at www.sedar.com.

Q:	Where do I mail my completed proxy?
A:

If you are a registered Shareholder, return your completed, signed (by you or by your authorized representative), and dated the date on which it is executed, forms to the Transfer Agent, Computershare Investor Services Inc. in the envelope provided to you by mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Q:	Can I vote by Telephone?
A:

Yes, if you are registered Shareholder you may vote by calling Computershare Investor Services Inc. toll free at 1-866-732-8683 or 1-312-588-4290 outside of Canada and the United States as set out in the form of proxy provided to you using a touch-tone phone. You will be asked to provide your 15-digit control number which is located at the bottom of the proxy form, in order to verify your identity.

Q:	Can I vote online?
A:

Yes, if you are a registered Shareholder, go to www.investorvote.com and follow the instructions. You will need your 15-digit control number, located at the bottom of the proxy form to identify yourself. If you are a non-registered Shareholder you should follow the instructions in the VIF given to you by your intermediary.

Q:	When is the deadline for me to vote by proxy?
A:

Regardless of whether you submit your vote by mail, fax, telephone or online, you must submit your vote by no later than 11:00 a.m. (Toronto Time) on Thursday, June 9, 2016 or 48 hours (excluding Saturdays, Sundays or holidays) before any adjournment(s) of the Meeting, as the time by which proxies to be acted upon at the Meeting must be deposited with the Company’s transfer agent. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Q:	Who counts the votes?
A:	Kirkland Lake Gold’s Transfer Agent, Computershare Investor Services Inc., counts and tabulates the votes.

Q:	If I need to contact Computershare, how do I reach them?
A:

For general Shareholder inquiries you can contact Computershare Investor Services Inc. directly by mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by telephone, toll free in North-America at 1- 800-564-6253 or outside North America at 514-982-7555 or by fax at (416) 263-9394 or 1-888-453-0330 or by email at service@computershare.com or on its website at www.computershare.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than with respect to the election of directors and approval of the Incentive Plan, no informed person (as such term is defined under applicable securities laws) of the Company or Nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Company since May 1, 2015 or in any proposed transaction that has material affected or would materially affect the Company, other than as disclosed herein.

PRINCIPAL HOLDERS

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial stub year ended December 31, 2015 and the report of the auditor thereon will be tabled at the Meeting but no vote by the shareholders with respect thereto is proposed to be taken. The audited financial statements and the related Management’s Discussion and Analysis (“MD&A”) were sent to all shareholders who requested them together with the Notice of the Meeting and this Circular. The Company’s financial statements and related MD&A for the stub year period ended December 31, 2015 are available under the Company’s profile on SEDAR at www.sedar.com as well as on the Company’s website at www.klgold.com.

APPOINTMENT OF AUDITOR

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Toronto, Ontario to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditor’s remuneration, subject to approval by the Audit Committee. KPMG LLP was first appointed the Company’s auditor on March 31, 2010.

The following table discloses the fees billed to the Corporation by its external auditor during the fiscal stub year ended December 31, 2015 and financial year ended April 30, 2015:

Financial Year Ending(1)	Audit Fees (2)	Audit Related Fees (3)	Tax Fees (4)	All Other Fees (5)
December 31, 2015	$264,000	$126,000	$0	$152,000
April 30, 2015	$250,000	$0	$49,970	$0

(1)

Due to a change in the Company’s fiscal year end from April 30 to December 31, the fiscal stub year ended December 31, 2015 consisted of a one-time eight month transition year. Accordingly, fees incurred during the fiscal stub year ended December 31, 2015 equate to fees incurred from May 1, 2015 to December 31, 2015.

(2)	The aggregate fees billed for audit services.
(3)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not disclosed in the ‘Audit Fees’ column. The services provided were in respect of services provided in connection with the acquisition by the Company of St Andrew Goldfields Ltd.

(4)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(5)	The aggregate fees billed for professional services other than those listed in the other three columns.

All fees for any services provided by KPMG LLP are subject to pre-approval by the Audit Committee.

For further information with respect to the auditor, please see the Company’s Annual Information Form (“AIF”) for the stub year ended December 31, 2015, available under the Company’s profile on SEDAR at www.sedar.com as well as on the Company’s website at www.klgold.com.

Unless otherwise directed, the persons named in the enclosed proxy form intend to vote FOR the appointment of KPMG LLP, to serve as auditor of the Company until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration, subject to approval by the Audit Committee.

ELECTION OF DIRECTORS

The articles of incorporation of the Company provide that there be a minimum of three (3) and a maximum of fifteen (15) directors. The Company has nominated seven (7) persons (the “Nominees”) for election as directors of the Company. Mr. Michael Churchill will not be standing for election at the Meeting.

As the Board has adopted a majority voting policy with respect to the election of directors, the process of voting will be by individual director and not by slate. Shareholders can vote for or withhold from voting on the election of individual directors. See “Statement of Corporate Governance Practices” in this Circular for more information about our majority voting policy.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Each director elected will hold office until the next annual meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s by-laws or the director becomes disqualified to act as a director. Management of the Company does not contemplate that any of the nominees in this Circular will be unable to serve as a director.

Unless otherwise directed, the persons named in the enclosed proxy form intend to vote FOR the election of each of the proposed nominees whose names are set out below.

Information about each individual to be nominated for election as director, not within the knowledge of the Company, is set out below. This information includes their respective principal occupations or employment, residence, directorships with other reporting issuers, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. Information concerning the proposed nominees has been furnished by each of them. Also set out below are the attendance records and committee memberships for each nominee based on meetings held during the stub year ended December 31, 2015.

All of the director nominees were elected as directors by the Shareholders at the last annual meeting held on October 22, 2015.

Director Profiles

BARRY COOPER, MBA			INDEPENDENT
Ontario, Canada
Director Since October 22, 2014

Mr. Cooper retired from CIBC as the number one ranked gold analyst in the Brendon Wood survey covering the precious metals sector across North America. His independent studies on publicly traded companies, gold prices and the mining industry were well recognized by investors and corporations throughout his 17 year career as an equities analyst.

Prior to joining CIBC in 1996, Mr. Cooper was employed by Cameco Corporation, the world’s largest producer of uranium. At Cameco, Mr. Cooper was responsible for the company’s gold diversification program, primarily in North America, but also in other parts of the world. Before joining Cameco, he worked as an exploration geologist in Western Canada and for Inco as a mine geologist at two of its nickel operations in Sudbury. Mr. Cooper graduated with an Earth Sciences degree from the University of Waterloo and obtained an MBA from the University of Saskatchewan.

Areas of Expertise		Project Evaluation	Mining Finance and Funding
		Geology/Technical	Mergers and Acquisitions
		Resource Estimation	Capital Markets/Corporate Finance

Principal Occupation		Retired mining equities analyst

Other Public Board		Central Fund of Canada Limited
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	5 of 5 (100%)
Stock Options	150,000	Audit Committee	4 of 4 (100%)
DSUs	10,089	Compensation Committee	7 of 7 (100%)
		Health, Safety and Environmental Committee	3 of 3 (100%)
		Technical Committee	N/A
		Special Committee (Chair)	7 of 7 (100%)

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

PAMELA KLESSIG, P.Geo			INDEPENDENT
Nevada, USA
Director Since April 26, 2011

Ms. Klessig has over 30 years of experience in global mineral exploration, development and production. She was a founder and former President and CEO of Concordia Resource Corp. (formerly Western Uranium Corp.) As a complement to her technical expertise, Ms. Klessig was a stockbroker for four years with A.G. Edwards and Sons Inc., now Wells Fargo Investment Advisors.

Ms. Klessig holds a Bachelor in geology from Western State College, is a Certified Professional Geologist and a qualified person as defined by NI 43-101.

Areas of Expertise		Project Evaluation	Mining/Operations
		Geology/Technical	Resource Estimation
		Capital Markets	Financial Expertise/Financial Literacy
		Executive Management	Compensation
Principal Occupation		Retired Mining Executive, Director

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	5 of 5 (100%)
Stock Options	117,500	Audit Committee	4 of 4 (100%)
DSUs	10,089	Compensation Committee (Chair)	7 of 7 (100%)
		Health, Safety and Environmental Committee	3 of 3 (100%)
		Nominating and Governance Committee	2 of 2 (100%)
		Technical Committee	N/A

BARRY OLSON, MSc.			INDEPENDENT
Arizona, USA
Director Since October 22, 2014

Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Gold Corp Inc. and served as its Vice President of Project Development from October 2008 to July 2010. He has over 17 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina.

Areas of Expertise		Corporate Social Responsibility	Budgeting
		Executive Management	Team Building and Leadership
		Mining Operations	Health, Safety and Environment
Principal Occupation		Retired Mining Executive

Other Public Board		None
Directorships

Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	5 of 5 (100%)
Stock Options	150,000	Compensation Committee	7 of 7 (100%)
DSUs	10,089	Health, Safety and Environmental Committee (Chair)	3 of 3 (100%)
		Technical Committee	N/A

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

GEORGE O’NEIL OGILVIE, P.Eng.			NON-INDEPENDENT
Ontario, Canada
Director Since December 20, 2013		Mr. Ogilvie received his B.Sc. (Hons.) in Mining and Petroleum Engineering from Strathclyde University in Glasgow, Scotland. He is a Professional Engineer and holds his Mine Managers Certificate (South Africa) with more than 27 years management, operating and technical experience in the mining industry. He began his career working for Anglo America in 1989. In 1997, he held the position of Mine Superintendent at Hudson Bay Mining, playing a key operations role at the Ruttan Mine in Northern Manitoba. In 2004 he joined Dynatec Corporation as their Area Manager for the Sudbury Basin, and later worked at the McCreedy West Mine as Mine Manger. Most recently, Mr. Ogilvie was Chief Executive Officer of Rambler Metals and Mining Plc.

Areas of Expertise		Technical/Mining/Operations	General Management
		Project Management	International Business
		Resource Financings	Management of Public Issuer

Principal Occupation		President and Chief Executive Officer of Kirkland Lake Gold Inc.

Other Public Board		Rambler Metals and Mining Plc.
Directorships
Other Public Board		None
Committee Memberships:
Securities Held		Board and Committee Membership	Attendance
Shares	Nil	Board	5 of 5 (100%)

Stock Options	500,000	Health, Safety and Environmental Committee	3 of 3 (100%)
		Technical Committee	N/A

JEFF PARR, CPA			INDEPENDENT
Ontario, Canada
Director Since October 22, 2014

Mr. Parr, a Chartered Professional Accountant (CPA, CA 1984), received his Master of Business Administration degree from McMaster University in 1982 and a Bachelor of Arts in Economics from the University of Western Ontario in 1979. He has over 28 years of experience in the mining and service provider industries. Until his retirement on March 31, 2016, Mr. Parr was the Chief Financial Officer of Centerra Gold Inc. (TSX:CG). He joined Centerra in 2006 and was appointed Chief Financial Officer in 2008. From 1997 to 2006 he worked for Acres International as Chief Financial Officer, and from 1988 to 1997, he held progressively senior financial positions at WMC International Ltd. ultimately serving as the company's Executive Vice President.

Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants, Financial Executives International (FEI Canada) and the Institute of Chartered Professional Accountants of Ontario. Mr. Parr has also served as Director and Vice Chair of the Oakville Economic Development Alliance from 2002 to 2007 and was a member of its Executive Committee. He has also been a member of the Board of Directors of the Mining Association of Canada.

Areas of Expertise		Capital Markets/Corporate Finance	Financial Expertise
		Management of Public Issuer	Corporate Governance
		Mining/Operations	Risk Management

Principal Occupation		Retired Mining Executive

Other Public Board Directorships		None
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	5 of 5 (100%)
Stock Options	150,000	Audit Committee (Chair)	4 of 4 (100%)
DSUs	10,089	Compensation Committee	6 of 7 (86% )
		Nominating and Governance Committee	2 of 2 (100%)
		Special Committee	6 of 7 (86% )

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

ERIC SPROTT, FCPA, FCA			NON-EXECUTIVE CHAIRMAN
Ontario, Canada
Chairman and Director Since February 20, 2015

Mr. Sprott, is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors with over 40 years of experience in the investment industry. Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (a predecessor to Sprott Securities Inc., now Cormark Securities Inc.). After establishing Sprott Asset Management Inc. in December 2001 as a separate entity, he divested his entire stake in Sprott Securities Inc. to its employees. From 2008 until September 2010, Mr. Sprott served as the CEO of Sprott Inc., before stepping down to focus on his roles as Chairman of the Board of Sprott Inc., Chief Investment Officer (“CIO”) of Sprott Inc. and Senior Portfolio Manager of Sprott Asset Management LP (“SAM”). On January 20, 2015, as part of his transition away from day-to-day fund management, Mr. Sprott stepped down from his roles as CIO of Sprott Inc. and Senior Portfolio Manager of SAM.

Over the course of his career, Mr. Sprott has received numerous industry awards and, in 2012, he was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Governor General. In 2013 he was appointed as a Member of the Order of Canada. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. He received his Chartered Accountant designation in 1968 and was awarded the FCA designation in 2011. He has been elected Fellow of the Chartered Professional Accountants of Ontario (FCPA, FCA), a designation reserved for those who demonstrate outstanding career achievements and service to the community and profession.

Areas of Expertise		Capital Markets/Corporate Finance	Management of Public Issuer
		Financial Expertise	Mining/Operations
		Mergers and Acquisitions	Project Finance
Risk Management
Principal Occupation		Chairman, Sprott Inc.

Other Public Board Directorships		Sprott Inc.

Securities Held		Board and Committee Membership	Attendance
Shares	7,851,119	Board (Chair)	5 of 5 (100%)
Stock Options	150,000	Technical Committee (Chair)	N/A
DSUs	10,089

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

DAWN WHITTAKER, LL.B.			INDEPENDENT
Ontario, Canada
Director Since January 16, 2012

Ms. Whittaker is a senior M&A and capital markets Partner of Norton Rose Fulbright Canada LLP based in Toronto. She is currently a member of Norton Rose Fulbright's Partnership Committee in Canada, has acted as the Canadian leader of the firm's Mining and Commodities team and is a former leader of the firm's Toronto securities group. Ms. Whittaker practiced with McCarthy Tetrault LLP in Toronto and Vancouver from 1988 to 2000 and has been with Norton Rose Fulbright (or a predecessor firm) since 2000. She was a member of the Ontario Securities Commission’s Continuous Disclosure Advisory Committee from 2006 to 2008 and a member of the Canadian Investor Relations Institute's (CIRI) Issues Committee from 2008 to 2010. Ms. Whittaker has a B.A. (Hons.) and an LL.B. from Queen’s University.

Areas of Expertise		Legal Affairs	Corporate Governance
		Capital Markets/Corporate Finance	Corporate Transactions
		Public Company Affairs	Financial Literacy
		Mergers and Acquisitions	Risk Management
		Compensation	Corporate Social Responsibility
Principal Occupation		Lawyer, Senior Partner, Norton Rose Fulbright Canada LLP

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,700	Board	5 of 5 (100%)
Stock Options	120,000	Audit Committee	4 of 4 (100%)
DSUs	10,089	Nominating and Governance Committee (Chair)	2 of 2 (100%)
		Special Committee	7 of 7 (100%)

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any corporation (including the Company) that was subject to a ‘cease trade’ or similar order (including a voluntary or involuntary cease trade order applying to some or all of the directors or executive officers of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued

(i)	while the proposed director was acting as a director, CEO or CFO of that corporation, or

(ii)	after the proposed director ceased to be a director, CEO or CFO of that corporation but which resulted from an event that occurred while the proposed director was acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into a settlement agreement with a securities regulatory authority; or

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

(e)	has been subject to any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance in effectively managing the Company, protecting employees and Shareholders, and enhancing shareholder value. The Company regularly reviews its practices and strives to make meaningful improvements to achieve higher standards of corporate governance.

MANDATE OF THE BOARD OF DIRECTORS

The Board supervises the conduct and affairs of the Company directly and through its committees. The Board holds regularly scheduled meetings, with additional meetings to consider particular issues held as necessary. During the eight month period ended December 31, 2015, the Board held five (5) meetings.

The Board oversees the management of the Company’s business and affairs with a view to sustainable value creation for all shareholders. The Board promotes fair reporting, including financial reporting, to shareholders and other stakeholders, as well as ethical and legal corporate conduct through appropriate systems of corporate governance, internal controls and disclosure controls. Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of senior management of the Company on a variety of matters.

The Board facilitates the exercise of independent supervision over the Company’s management through regular meetings of its five standing committees, being the: (1) Audit Committee; (2) Compensation Committee; (3) Health, Safety and Environmental Committee; (4) Nominating and Governance Committee; and (5) the Technical Committee. The Audit Committee, Compensation Committee, Nominating and Governance Committee are each comprised solely of independent directors. The Health, Safety and Environment Committee is comprised of three independent directors and the Chief Executive Officer of the Company, who is not independent. The Technical Committee is comprised of four independent directors and the Chief Executive Officer of the Company, who is not independent. See “Independence of Directors” below.

In January 2016, the Board formed the Technical Committee comprised of Eric Sprott (Chair), Barry Olson, Barry Cooper, George Ogilvie and Pamela Klessig. Accordingly, the Technical Committee did not hold any meetings for the stub year ended December 31, 2015.

In addition, during the stub year ended December 31, 2015, the Board formed an ad-hoc Special Committee comprised solely of independent directors to review and evaluate the acquisition of St Andrew Goldfields Ltd. (“St Andrew”). Following the completion of the acquisition of St Andrew, the Special Committee was dissolved.

The Board has adopted a formal written mandate, the full text of which can be found as Appendix “A” attached hereto and on the Company’s website at www.klgold.com.

POSITION DESCRIPTIONS

The Board has adopted written position descriptions setting out the duties and responsibilities of each of the Company’s Chief Executive Officer, the Chair of the Board, and the Chairs of each Board Committee.

Position descriptions are reviewed by the Board from time to time. Copies of these position descriptions can be found on the Company’s website at www.klgold.com.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

BOARD CHAIRMAN

The independent Chairman of the Board (the “Chair”), is responsible for presiding over all meetings of the directors and shareholders of the Company. The primary responsibility of the Chair is to oversee the operations of the Board and to provide leadership to the Board while enhancing its overall effectiveness. As the Chairman is independent, an independent Lead Director is not required.

COMMITTEE CHAIR

The primary responsibility of the Chair of each committee of the Board is to provide oversight and leadership to the committee with a view to enhancing the overall efficacy of the committee. Each committee Chair plays an integral role in the fulfillment of the committee’s duties as set out in the mandate of the committee and the management of the committee process.

CHIEF EXECUTIVE OFFICER

The CEO of the Company has the overall responsibility for directing the overall affairs of the Company, providing leadership to management and providing vision for future growth opportunities to enhance the Company’s long-term objectives, plans and policies. Among other things, the CEO is responsible for: (i) promoting and fostering an ethical and responsible culture; (ii) identifying business opportunities consistent with the vision, values and strategic plan of the Company; (iii) developing annual objectives and periodic business, capital and operating plans and budgets for the Company; (iv) developing and maintaining an effective organizational structure reflective of operational needs; and (v) serving as the chief spokesperson of the Company.

NOMINATION OF DIRECTORS

The Nominating and Governance Committee of the Board has the responsibilities described below under “Report on Corporate Governance Practices - Board Committees” including the consideration of new candidates for nomination for election as directors. Any new appointees or nominees to the Board must possess proven expertise in general business management, special knowledge in areas of strategic interest to the Company, and the ability to devote the time required of a director. The names of the Company’s proposed directors, together with their municipality and country of residence, year first elected as director, principal occupation, other directorships and committee membership are set out above under the heading “Business to be Transacted at the Meeting – Election of Directors”. Also indicated for each proposed director is the number of securities of the Company beneficially owned, directly or indirectly, by the proposed director or over which the proposed director exercises control or direction, directly or indirectly as of the date of this document.

Majority Voting Policy

The Board has adopted a majority voting policy which requires that, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes must tender their resignation to the Chair of the Board promptly following the relevant meeting. The Nominating and Governance Committee will consider the proposed resignation in light of all relevant circumstances and make a recommendation to the Board. The Board will accept the resignation absent exceptional circumstances. The Board will determine whether to accept or reject any such resignation within 90 days following such meeting and press release its decision immediately. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision and copy of such news release will be provided to the TSX. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any subcommittee of the Board at which the resignation is considered.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Diversity

The Nominating and Governance Committee periodically reviews the composition of the Board as a whole and, when applicable, considers qualified candidates who are best able to meet the skills matrix developed for the Board. While the Company has not adopted a written policy with respect to the identification and nomination of women directors or executive management, or adopted targets for the representation of women on the Board or in executive management, the Nominating and Governance Committee takes into consideration the overall knowledge, experience, skills, expertise and diversity of the Board as a whole. The Company currently has eight directors, two of whom are women, representing 25% of the Board members. The Company has nominated seven (7) persons for election as directors of the Company at the Meeting, two of whom are women, representing 29% of those nominated. While none of the five executive officer positions in the Company, two of the Company’s senior management positions (Corporate Legal Counsel and Director of Investor Relations) are held by women.

During the year, the Nominating and Governance Committee considered the diversity of the human resources at all levels of the organization. While women in particular account for a low percentage of the total operational labour force, various departments within the organization are staffed primarily or entirely by women, including the Corporate, Environmental, Finance and Human Resources Departments.

The Board has directed executive management to formulate and adopt procedures to actively promote and broaden the diversity on all levels of the Company’s human resources. Management is responsible for reporting to the Board on its progress regarding diversity on a regular basis. Following the stub year ended December 31, 2015, the Company adopted an internal diversity policy committing to employment diversity, equality and the respectful treatment of all individuals within the workforce. The Company strives to attract and retain a skilled and diverse workforce while promoting a work environment that values and utilizes the contributions of employees with diverse backgrounds, experiences and perspectives.

The Company ensures that all job specifications, advertisements, application forms and contracts are gender neutral and non-discriminatory. The Nominating and Governance Committee of the Board has mandated management to develop a talent management strategy to promote diversity, including through succession planning, mentoring programs, leadership programs and learning and development. In furtherance of these objectives, a women’s leadership group comprised of senior human resources management and representatives of the Company’s workforce has been established to facilitate and encourage initiatives to attract and retain women in the Company’s workforce and promote mentorship and knowledge transfer from senior employees.

While the Company does not support the adoption of targets or quotas to support the diversity policy and has not adopted a specific policy regarding the specific identification of women employees, employees have been and will continue to be recruited and promoted based on abilities and contributions.

Skills and Areas of Expertise

The Nominating and Governance Committee seeks to ensure that the collective skill set of the directors meets the needs of the Company and contributes to the effectiveness of the Board. The Nominating and Governance Committee has developed a matrix setting out the skills and experience of Board members, based on director self-assessment that is used to assess composition of the Board, to help with ongoing development of the Board and to assist in recruiting new directors.

The following table indicates the level of familiarity, experience and expertise each director has with respect skill as determined based on self-assessment. Familiarity with a subject is denoted with a “3”, experience is denoted with a “2” and expertise is denoted with a “1”.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Skills Matrix
	Board Experience/ Corporate Governance	Capital Markets/ Corporate Finance	Financial Expertise/ Literacy	Human Resources	Mergers & Acquisitions	Compensation	Legal	Executive Management	Mining	Risk Management	Corporate Social Responsibility	Health, Safety and Environment
Director
Barry Cooper	2	1	1	2	1	2	-	2	1	1
Pamela Klessig	1	2	2	3	3	3	3	1	1	2		3
George Ogilvie	1	1	1	2	3		3	1	1	1	1	1
Barry Olson	2	2	2	-				1	1	1	2	2
Jeffrey Parr	1	1	1	2	1		3	1		2	2	3
Eric Sprott	1	1	1		1		3	1		1	3
Dawn Whittaker	2	1	3		1	2	1			2	3

Board Succession Planning

The Nominating and Governance Committee is responsible for Board succession planning. In conjunction with the skills matrix, set out above, the Nominating and Governance Committee periodically considers the experience, competencies and skills of current Board members. In the event the need for an additional expertise is identified or if a vacancy on the Board should occur, a variety of criteria are taken into consideration in determining any potential nomination of new member to the Board, including whether any candidate is able to devote substantial time and resources to the his or her duties as a Board member, the nominee’s character, integrity, judgement, independence, experience and expertise.

The Nominating and Governance Committee recommended, and the Board approved in May 2016, guidelines with respect to the term of individual non-executive directors in order to promote board renewal. Subject to extenuating circumstances, including ensuring that the Board does not lose particularly valuable expertise or “institutional memory”, a term limit of 10 years is considered appropriate for non-executive directors.

ASSESSMENTS

The Nominating and Governance Committee is responsible for implementing an annual process for assessing the overall effectiveness of the Board as a whole. For the stub year ended December 31, 2015, each director completed a self-evaluation which covered, among other things, the overall functioning and performance of the Board, the Company’s standing committees and oversight thereof, the operational oversight of the Board, review of management structure and succession issues, effectiveness of internal controls and financial reporting, ethics and compliance review and accountability. A report was compiled by the Nominating and Governance Committee on the basis of the submitted self-evaluations and the results reviewed by all Board members. Upon consideration of the results of the self-evaluations, various recommendations were made and procedures adopted to ensure the continued effectiveness of the Board.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

INDEPENDENCE OF DIRECTORS

All nominees for election to the Board, other than Mr. George Ogilvie who is the President and Chief Executive Officer of the Company, are independent. Under NI 58-101, a director is independent if the director has no direct or indirect “material relationship” with an issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. Based upon the tests for independence, the Company considers that six of the seven nominees proposed for election have no material relationship with the Company and are therefore independent.

The Board reviews the independence of directors on an on-going basis and directors are obligated to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination of their independence. The independent directors hold in camera sessions without management at their meetings to review business operations, corporate governance, health and safety, compensation and financial results of the Company, as applicable. In addition, in the event that the independent directors wish to convene a meeting amongst themselves, they may do so at any time.

MEETING ATTENDANCE

The attendance record of the nominees at meetings of the Board and its Committees for the financial stub year ended December 31, 2015 is as follows:

Director	Number of Meetings Attended/Held in Financial Year(1)
	Board	Audit	Compensation	Nominating & Corporate Governance	Health, Safety & Environmental	Special Committee(2)
COOPER, Barry R.	5/5	4/4	7/7	-	3/3	7/7 (Chair)
KLESSIG, Pamela J.	5/5	4/4	7/7 (Chair)	2/2	3/3
OLSON, Barry P.	5/5	-	7/7	-	3/3 (Chair)
OGILVIE, George O.	5/5	-	-	-	3/3
PARR, Jeffrey S.	5/5	4/4 (Chair)	6/7	2/2	-	6/7
SPROTT, Eric	5/5 (Chair)	-	-	-	-
WHITTAKER, Dawn P.	5/5	4/4	-	2/2 (Chair)	-	7/7

(1)

Due to the change in the Company’s fiscal year end from April 30 to December 31, the financial stub year ended December 31, 2015 represents an eight month period beginning on May 1, 2015 and ended on December 31, 2016.

(2)

On September 10, 2015, the Board approved the formation of an ad hoc Special Committee consisting solely of independent Board members to analyze and review the acquisition of St Andrew. Following the completion of the acquisition in St Andrew on January 26, 2016, the Special Committee was dissolved.

In January 2016, the Board formed the Technical Committee comprised of Eric Sprott (Chair), Barry Olson, Barry Cooper, George Ogilvie and Pamela Klessig. Accordingly, the Technical Committee did not hold any meetings for the stub year ended December 31, 2015.

COMPENSATION OF DIRECTORS

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Compensation Committee reviews directors’ compensation periodically and makes recommendations to the Board. In addition, the Compensation Committee engages external governance advisors in considering the appropriate consideration to be paid to non-executive directors. Directors who are employees of the Company do not receive any compensation for service as directors. Compensation paid to each director during the stub year period ended December 31, 2015 is set out under “Report on Director Compensation – Compensation of Directors”.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

The Company’s executive and director compensation philosophy is described under “Compensation Discussion and Analysis – Compensation Philosophy”.

ORIENTATION AND CONTINUING EDUCATION

The Company provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. The Company’s CEO, CFO and other senior management regularly brief the directors on company strategy, operations, business development, legal, financial, exploration, human resources and other matters. Each director has access to the Board’s online portal which provides each director with, among other things, Board and Committee materials, meeting schedules, Board and Committee mandates and position descriptions and all corporate governance policies, charters and mandates.

In addition to regularly scheduled Board meetings, directors meet at the Macassa Mine site at least once each year to ensure that directors have the opportunity to tour and learn about the Company’s operations. Board members have open discussions with senior employees and operational managers at site. During the stub year 2015, the Board met in May 2015 at the Macassa Mine and conducted an underground tour of the Company’s operations with management and key site personnel.

In addition to ordinary course presentations from management, to ensure the Board receives continuing information and education to assist in maintaining the knowledge necessary for them to meet their obligations as directors of the Company, outside experts are from time to time invited to address the Board on subjects pertinent to the Company’s business and any issues it is facing at a particular time. In particular, the Board regularly receives presentations from various financial advisors and external legal counsel on new developments and trends in the industry and capital markets.

During the stub year ended December 31, 2015, directors participated in the following orientation and educational sessions outlined below:

Date	Educational Seminar	Audience
May 2015	Presentation by independent financial advisor regarding the Company’s position in the market and a comparison to certain competitors and peers.	Board
May 2015	Site visit and underground tour of Macassa Mine Complex. Presentations by various Company operational team leaders.	Board
October 2015	Presentation by external governance advisors with respect to certain compensation matters	Compensation Committee
October 2015	Presentation on First Nations consultation process and legal up- date by the Company’s Director of Human Resources	Board

The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors. Additionally, the Audit Committee meets on a quarterly basis with the Company’s auditors and the Audit Committee Chair meets annually with the Company’s key external advisors, providing an opportunity for direct engagement.

ETHICAL BUSINESS CONDUCT

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and ethical standards and applicable legal and financial requirements. In order to ensure these standards are met, the Board has adopted the various policies and mandates set out below.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

•

Code of Ethics (the “Code”) which sets out the conduct expected of directors and officers of the Company. Since the adoption of the Code, the Company has not filed any material change reports relating to the conduct of any director or officer that constitutes a departure from the Code.

•

Whistleblower Policy which sets out the procedures for confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing, financial reporting and operational procedures.

•	Insider Trading Policy, which among other things, details when directors, officers and employees of the Company may not engaged in trading in the Company’s securities.
•

Disclosure Committee Policy, which ensures that the disclosure made by the Company is accurate, complete and fairly presents the Company’s financial position and results of operations in all material respects and is made on a timely basis in accordance with applicable TSX regulations and securities laws. The Disclosure Committee is comprised of the CEO, CFO, Corporate Legal Counsel and Director of Investor Relations. Any disclosure relating to the operational and technical aspects of the Company’s mineral projects also requires the approval of the Vice President, Operations and the Manager of Exploration, as applicable.

•

Fitness for Duty Policy, which recognizes that that stress, fatigue, or being under the influence of drugs or alcohol while at work poses serious safety and health risks, not only for the individual involved but for all those who work or come into contact with such individual. The Company believes that maintaining a drug and alcohol free workplace to minimize highway and workplace related accidents are crucial steps to ensuring its employees and the families and communities that depend on them, remain safe.

Copies of the above policies can be found on the Company’s website at www.klgold.com. A copy of the Code can also be accessed under the Company’s profile on SEDAR at www.sedar.com.

In addition, the Board requires all directors to comply with the conflict of interest provisions of its governing corporate legislation and relevant securities legislation, regulatory instruments and TSX policies which require that interested directors disclose any conflict of interest and recuse themselves from the consideration of, and voting on, matters which require directors to exercise independent judgement when consideration transactions and agreements in respect of which any director has any interest.

SHAREHOLDER COMMUNICATIONS

The Company has procedures in place to facilitate effective communication with its shareholders. Company management includes a dedicated Director of Investor Relations who is experienced in working closely with members of the investment community, institutional investors and individual shareholders.

Shareholders may communicate directly with the Chair of the Nominating and Governance Committee by sending correspondence, marked to the attention of the Chair of the Nominating and Governance Committee in care of the Corporate Secretary of the Company at 95 Wellington Street West, Suite 1430, Toronto, Ontario M5J 2N7.

BOARD COMMITTEES

The Board has the following standing committees set out below.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;
•	the external auditor;
•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;
•	internal controls over financial reporting and disclosure controls; and
•	any additional matters delegated by the Board to the Audit Committee.

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For the stub year ended December 31, 2015, the Audit Committee consisted of four independent directors – Jeffrey Parr (Chair), Barry Cooper, Pamela Klessig and Dawn Whittaker. The Board has determined that all of the members of the Audit Committee are independent and financially literate as required by applicable securities legislation. Between May 1, 2015 and December 31, 2015, the Audit Committee met four times.

Additional information regarding the Audit Committee’s members, the Audit Committee Charter and other related matters can be found in the Company’s AIF for the stub year ended December 31, 2015, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and available on the Company’s website at www.klgold.com. Shareholders may also obtain a copy of the Company's AIF, free of charge, upon written request to the Company. See “Additional Information” at the end of this Circular.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of executive officers;
•	policies, programs and procedures for compensating and incentivizing executive officers;
•	oversight of the executive compensation structure and benefit plans and programs;
•	review of director compensation and recommendations for adjustments to such compensation; and
•	any additional matters delegated by the Board to the Compensation Committee.

During the stub year ended December 31, 2015, the Compensation Committee consisted of four independent directors, being Pamela Klessig (Chair), Barry Cooper, Barry Olson and Jeffrey Parr. The Compensation Committee meets as frequently as is necessary to carry out the responsibilities under its charter. Between May 1, 2015 and December 31, 2015, the Compensation Committee met seven times. All of the members of the Compensation Committee have experience that is relevant to their responsibilities as members of the Compensation Committee. In the course of their professional life, the members of the Compensation Committee have been involved in either the establishment or monitoring of various compensation programs within the mining sector.

During the stub year ended December 31, 2015, the Compensation Committee undertook several major initiatives, including the adoption of a new omnibus incentive plan which was subsequently approved by shareholders of the Company on October 22, 2015 (the “Incentive Plan”). In adopting the Incentive Plan, the Compensation Committee recognized the need to further strengthen alignment between eligible plan participants and the growth objectives of the Company over the long term. The Incentive Plan provides the Company with a flexible and long-term incentive plan structure by allowing the Compensation Committee to grant various types of awards, including but not limited to, stock options, restricted share units, performance share units and deferred share units. See “Equity Incentive Plan” below and Schedule “B” of this Circular which provides a summary of the Company’s Incentive Plan.

Health, Safety and Environmental Committee

The Health, Safety and Environmental Committee (“HSE Committee”) is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the establishment and review of the Company’s health, safety and environmental policies;
•	monitoring the effectiveness of the Company’s health, safety and environmental policies, systems and monitoring processes; and
•	any additional matters delegated by the Board to the Health, Safety and Environmental Committee.

During the stub year ended December 31, 2015, the HSE Committee consisted of four members, being Barry Olson (Chair), Barry Cooper, Pamela Klessig, and George Ogilvie. Mr. Olson, Mr. Cooper and Ms. Klessig are considered independent, while Mr. Ogilvie is not considered independent. Between May 1, 2015 and December 31, 2015, the HSE Committee met three times.

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Nominating and Governance Committee

The Nominating and Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the Company’s overall approach to corporate governance
•	the size, composition and structure of the Board and its Committees;
•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;
•	orientation and continuing education for directors;
•	the limitation of director and officer liability;
•	matters involving conflicts of interest of directors; and
•	any additional matters delegated by the Board to the Nominating and Governance Committee.

During the stub year ended December 31, 2015, the Nominating and Governance Committee consisted of three members, being Dawn P. Whittaker (Chair), Pamela Klessig and Jeffrey Parr. Each of the three members of the Nominating and Governance Committee are considered independent. Between May 1, 2015 and December 31, 2015, the Nominating and Governance Committee met two times.

Technical Committee

Subsequent to the year ended December 31, 2015, the Board approved the formation of a Technical Committee. The Technical Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•

the review of technical matters pertaining to the operation and development of the Company’s mineral properties and any expansion or development of such properties from a technical, financial and scheduling perspective;

•	mine construction, operations, development and production;
•	production plans;
•	monitoring technical related risks; and
•	review of mineral reserves and mineral resources and approval of technical reports.

The Technical Committee consists of five members, being Eric Sprott (Chair), Barry Cooper, Barry Olson, Pamela Klessig and George Ogilvie. Four of the five members of the Technical Committee are considered independent. The Technical Committee was formed in January 2016 and as a result did not hold any meetings during the stub year ended December 31, 2015.

Copies of each of the committee charters are available on the Company’s website at www.klgold.com.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Statement of Executive Compensation, made in accordance with the requirements of Form 51-102F6 Statement of Executive Compensation, is set forth below and contains information about the compensation paid to, or earned by, the Company’s CEO, CFO and the three most highly compensated executive officers of the Company earning more than $150,000 in total compensation as at stub year period ended December 31, 2015 (the “NEOs”). During the stub year ended December 31, 2015, the NEOs were George O. Ogilvie, President and CEO, Perry Ing, CFO, Chris Stewart, Vice President of Operations and Jennifer Wagner, Corporate Legal Counsel/Corporate Secretary.

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Philosophy

The Company’s primary objective is building a sustainable mining company that is recognized as a safe and responsible gold producer while maximizing profitable gold production to increase shareholder value. To succeed in this, it is imperative that competitive compensation packages be provided to executive management to ensure executives are appropriately retained and engaged to effectively manage, operate and grow the Company. The compensation philosophy of the Company looks to align compensation with the performance of Kirkland Lake Gold, taking into account its overall financial position, which ultimately aligns with the interests of shareholders. The goal is to motivate employees to achieve higher levels of performance which will ultimately result in greater value to shareholders.

Noting that the Company’s share price is heavily influenced by the price of gold, the Company balances its compensation program with rewards for the attainment of operational measures and risk management that are within the executive’s ability to influence. In 2014, the Company formalized the process to establish various corporate objectives at the beginning of each year, against which annual performance incentive grants, in the form of cash based bonuses, will be measured. After reviewing the top priorities of the Company, the Compensation Committee established various operational objectives that are aligned with the key priorities for future success of the Company.

The compensation program of the Company places a significant emphasis on at risk compensation. This is achieved in the form of performance based short term cash incentives, as well long term incentives which illustrates the Company’s strong focus on pay-for-performance.

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Benchmarking

The Company reviews its peer group annually to ensure its compensation practices are in keeping with good governance standards and appropriate based on its competitors.

Other North American mining companies having similar operations were selected on the basis of companies with whom Kirkland Lake Gold competes for executives and other talented professionals. These companies are referred to herein as the “Benchmark Group”. The Benchmark Group was selected by the Compensation Committee after a review of other mining companies similar to the Company as determined by one or more of the following selection criteria: production levels, market capitalization, asset size, employee totals, and rates of growth. The sample list of companies was generated through a compilation of reports of stock market analysts, brokers and others familiar with the North American mining industry. All data compiled was based on the most recent fiscal year for the selected companies and, in a minority of cases, where the most recent fiscal year was unavailable, the next available year was used. The following companies were identified and used in the Benchmark Group during the stub year period ended December 31, 2015:

•	Alamos Gold	•	Silver Standard Resources Corp.
•	Detour Gold Corp	•	St Andrew Goldfields Ltd.
•	Lake Shore Gold Corp.	•	Richmont Mines Inc.
•	Primero Mining Corp.	•	Wesdome Gold Mines Ltd.

For fiscal 2016, the Company is looking to update its comparator group companies in light of the growth of the Company and in particular, following its acquisition of St Andrew Goldfields Ltd.

How Executive Compensation is Determined

The Compensation Committee relies on the experience of its members in assessing compensation levels. As at December 31, 2015, three of the Compensation Committee members had acted as officers and/or directors of other publicly traded companies in similar lines of business as the Company.

The purpose of the Compensation Committee’s deliberation process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Board’s approval.

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The Compensation Committee is supported by the executive officers of the Company, who provide the data and analyses to support decision making. In establishing policies covering base salaries, benefits, annual bonuses and long term incentive plans, the Compensation Committee takes into consideration the recommendations of management, and where applicable the recommendations of the CEO.

In addition, the Compensation Committee regularly retains external independent governance and compensation consultants to ensure compensation strategies of the Company are in line with best governance practices. The Compensation Committee will take into consideration data and analysis which has been reviewed and recommended by such consultants.

When making compensation recommendations for NEOs, the Compensation Committee considers factors beyond market data. Based on input from management and external corporate governance consultants, the Compensation Committee also considers the individual’s performance, tenure and experience, the overall performance of the Company, any retention concerns, the individual’s historical compensation and the compensation of the individual’s peers in the industry. There is no mandatory framework that determines which of these additional factors may be more or less important, and the emphasis placed on any of these additional factors may vary among the Compensation Committee members. While the Compensation Committee does have certain guidelines, goals, and tools that it uses to make its decisions, as explained below, the determination of compensation is not driven by a formula and therefore relies on the judgment of the Compensation Committee, the Chair and the CEO.

In considering remuneration for executives other than the CEO, the CEO sets executive compensation within the executive compensation philosophy framework with oversight provided by the Compensation Committee, where applicable. The Compensation Committee makes all decisions regarding the CEO’s compensation in camera, without the presence of management.

The Compensation Committee meets both with and without the presence of the executive management. The Chair of the Compensation Committee sets the agenda for each meeting in consultation with management representatives and other committee members, and the Chair provides regular reports to the Board regarding actions and discussion at Compensation Committee meetings.

Compensation Surveys

In addition to annual proxy surveys of companies within the comparator group noted above, the Company relies on surveys prepared by independent consultants to ensure the Company’s compensation program provides competitive compensation opportunities for its executive officers while satisfying its compensation philosophy and objectives. In 2015, the Company purchased Mercer’s Mining Industry and Executive, Management and Professional Salary Surveys for 2014 for $5,130. In addition, in 2014 and 2015, the Company purchased Hay Group Survey Data. The Company paid $8,301 during the stub year ended December 31, 2015 for the Hay Group Data Survey.

Compensation Consultant Fees

The aggregate fees paid to human resources consultants or advisors for consulting services (excluding purchased surveys set out above) related to determining compensation for any of the Company’s executive officers and non-executive directors for the fiscal stub year ended December 31, 2015 was $46,356.

In September 2015, the Compensation Committee engaged Global Governance Advisors (“GGA”) to assist in the evaluation of the compensation package for the Company’s CEO, the Company’s CFO and the non-executive directors of the Company. In addition, GGA was engaged to provide commentary on a long term incentive plan structure for the non-executive directors, executives and senior employees of the Company (the “2015 GGA Report”).

Subsequent to the stub year ended December 31, 2015, the Compensation Committee further engaged GGA to evaluate and develop an updated peer group, review and analyze both the short-term and long-term incentive plan designs of the Company, review the executive compensation plan for the CEO and provide recommendations for 2016 compensation, including the review of long term incentive awards.

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Objectives of Executive Compensation

The Company’s executive compensation strategy is intended to support the Company’s business and financial objectives and is designed to attract, motivate and retain executives while aligning their interests with both the short and long term interests of Shareholders. In order to accomplish this, the Company has developed a comprehensive compensation strategy with the following goals:

•	Provide compensation levels competitive with compensation levels at comparator group companies in the mining industry;
•	Link executive compensation to corporate performance and the creation of shareholder value;
•	Reward achievement of corporate and individual performance objections; and
•	Promote internal equity and disciplined assessment of performance.

Prior to October 2015, compensation packages for executives consisted of cash compensation in the form of base salary, short term incentives in the form of cash bonus, participation in the Company’s benefits plan and participation in the Company’s old stock option plan (the “Old Stock Option Plan”).

In consultation with GGA during the stub year ended December 31, 2015, the Compensation Committee identified the need to further strengthen the Company’s compensation strategy through the implementation of a flexible, long term incentive plan structure. In September 2015, the Board approved a new incentive plan which was subsequently approved by the Shareholders at the last annual meeting of Shareholders held October 22, 2015 (the “Incentive Plan”). The Incentive Plan is designed to take advantage of innovative compensation practices within the employment marketplace which allows the Compensation Committee to grant various forms of awards, including stock options, restricted share units, deferred share units, performance share units and share based awards to eligible participants.

The purpose of the Incentive Plan is to: (i) promote accountability and provide significant alignment between eligible participants and the growth objectives of the Company; (ii) associate a portion of the participant’s compensation with the performance of the Company over the long term; and (iii) to attract and retain critical directors and employees of the Company.

Pursuant to the terms of the Incentive Plan, a fixed number of up to 5,641,763 Common Shares of the Company, representing 7% of the Company’s issued and outstanding Common Shares at September 23, 2015, including previously granted stock options under the Old Stock Option Plan are available for issuance to eligible participants.

Elements of Executive Compensation

The current executive compensation program for the financial stub year ended December 31, 2015 contained four basic elements, as described in more detail below:

Element of Compensation	Purpose	Element “At-Risk” or “Fixed”
Base Salary

Fixed salaries designed to measure and compare to compensation offered by competitors and are designed to remain competitive with competitors. This provides the basis to determine other elements of compensation and compensatory benefits.

Fixed
Short-Term Incentives

Annual incentives are tied to performance and are paid at the discretion of the Board based on a number of factors, including health and safety, financial and operating performance of the Company as well as personal performance within a one year time horizon.

At-Risk
Long-Term Equity

Stock options, performance share units, and restricted share units are a variable element of compensation intended to provide additional incentive to the NEOs to achieve sustained, long-term profitability and increases in stock value. Long term incentives encourage executives to focus on consistent value creation over the longer term (3 to 5 years). Equity grants fully align interests of executives with long-term interests of shareholders. During the stub year ended December 31, 2015, the only long term equity incentive grants to executives consisted of one time stock option grants to new executive hires only. No other forms of equity grants were made.

At-Risk
Benefits Plans – including medical, dental, life and disability insurance, defined contribution pension plan and RRSP matching plan

The Company’s benefit plans provide financial comfort to the NEO in the event of illness, disability or death. The defined contribution pension plan and the group RRSP plan are provided to assist individuals in saving for their retirement.

Fixed

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Base Salary

The base salary for each NEO is based on an assessment of factors such as:

•	current competitive market conditions;
•	level of experience and performance of the executive officer;
•	compensation levels within the Benchmark Group; and
•	particular skills of the NEOs, such as leadership ability and management effectiveness, responsibility and proven or expected performance of the particular individual.

The Compensation Committee uses this assessment to recommend to the base salaries for each of the CEO and CFO. The Board, upon recommendation of the Compensation Committee, sets the base salary of the CEO, and, upon recommendation of the Compensation Committee and CEO, sets the base salary of the CFO. In determining the base salary of an NEO, the Board considers the recommendations made by the CEO and the Compensation Committee, the particular responsibilities related to the position, the experience level of the NEO, his or her past performance at the Company, budgetary guidelines and other internally generated planning and forecasting tools.

Short-Term Incentives (Annual Performance-Based Cash Incentives)

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance. The NEOs are eligible for annual performance-based cash incentives based on a consideration of factors including: achievement of production goals, health and safety, environmental, performance against budget, expense control, exploration and development, the NEO's performance and other exceptional or unexpected factors. These and other relevant factors are given varying degrees of weight depending on the relevance of the factors to the particular NEO.

Any short-term incentives paid to NEOs are entirely within the discretion of the Board, following recommendations by the CEO and the Compensation Committee.

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The annual performance incentive is a short term element of compensation which is linked to the overall goal of creating shareholder value. This target incentive is set out as a percentage of base salary and reflects the significance of the individual’s position and level of responsibility. The percentage target amounts to which each NEO was eligible for during the eight month period ended on December 31, 2015 are set out below.

Executive/Position	Base Salary(1)	Stub Year 2015 Target Bonus (% of 2015 Base Salary)	Target Eligibility
George O. Ogilvie, Chief Executive Officer	$300,000	100%	$300,000
Perry Ing, Chief Financial Officer(2)	$58,333	65%	$37,917
Christopher Stewart, VP Operations	$208,332	60%	$121,999
Jennifer Wagner, Corporate Legal Counsel/Corporate Secretary(3)	$130,000	50%	$65,000

(1) The base salary amounts are reflective of the base salary earned during the eight month stub year period from May 1, 2015 to December 31, 2015, not an annual period.
(2) Mr. Ing was appointed the Chief Financial Officer of the Company effective November 2, 2015 and accordingly this base salary and bonus amounts are reflective of the compensation paid to Mr. Ing during this two month period to December 31, 2015.
(3) Ms. Wagner was appointed the Corporate Legal Counsel and Corporate Secretary of the Company in July 2015 and accordingly the base salary and bonus amounts are reflective of the compensation paid to Ms. Wagner during the six month period to December 31, 2015.

The weightings which are attributed to either corporate or personal objectives depend on the position of the NEO. The following weightings applied to the stub year 2015 annual performance incentive awards.

Executive	Corporate Objectives	Personal Objectives
George Ogilvie, President and CEO	80% (or $240,000)	20% (or $60,000)
Perry Ing, CFO	80% (or $30,333)	20% (or $7,583)
Chris Stewart, VP Operations	80% (or $97,599)	20% (or $24,399)
Jennifer Wagner, Corporate Legal Counsel/Corporate Secretary	60% (or $39,000)	40% (or $26,000)

The corporate objectives reflect the top priorities for Kirkland Lake Gold and are largely focused on mining operations.

2015 Stub Year Annual Performance Incentive Scorecard – Corporate Objectives(1)
Performance Measure	Threshold Performance	Target Performance	Stretch Performance	2015 Performance	Weighting	Weighted Results
Corporate Social Responsibility
Total Accident Frequency Rate(2)	4.12	3.5	2.8	7.4	20%	0%
Environmental Reportable Incidents(3)	2	1	0	0	5%	125%
Costs
Cash Costs/oz Sold ($)	886	825	775	804	10%	111%
All in Cash Costs Sold ($)(4)	1594	1460	1360	1371	10%	122%
Production
Ounces Gold Sold	100,000	110,000	117,000	101,315	15%	87%
Tons Milled	236,742	260,417	276,199	248,824	5%	93%
Exploration
Reserves Added (ozs)	88,235	103,806	129,758	146,864	7.5%	141%
Reserves Added (tons)	209,667	246,667	308,333	299,430	7.5%	121%
(1)

Due to the change in the Company’s year end from April 30 to December 31, this stub year period ended December 31, 2015 represents an eight month period beginning on May 1, 2015 and ended on December 31, 2016.

(2)	Total Accident Frequency Rate is calculated by the total number of serious injuries per 200,000 man hours worked.
(3)

Environmental Reportable Incidents is determined by a reportable event and/or incident which results in a discharge from the Company’s property and an official warning or order as a result of such discharge.

(4)

All in Cash Costs is a common performance measure in the mining industry but does not have any standardized meaning. Please refer to Appendix B, entitled “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis for the stub year ended December 31, 2015 available under the Company’s profile on SEDAR at www.sedar.com for further details.

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Based on the above and the achievement of both corporate and personal objectives, the bonuses paid to the NEOs during the stub year ended December 31, 2015 represented between 90% and 95% of each NEOs respective target bonus base salary percentage. See “Summary Compensation Table” set out below.

Long-Term Equity Compensation

The granting of long term equity incentives is a variable component of compensation intended to provide additional incentive to the NEOs to achieve sustained, long-term profitability and increases in stock value. Long term incentives encourage executives to focus on consistent value creation over the longer term.

Prior to the approval by shareholders of the Incentive Plan on October 22, 2015, long term incentive grants to executives consisted of stock option grants under the Old Stock Option Plan of the Company. Historically, upon joining the Company, an initial grant of a fixed number of stock options based on the individual’s position to vest in quarterly tranches over a four year period, with the first tranche vesting on the date of grant, were made. Stock option grants made under the Old Stock Option Plan remained subject to the approval of the Board following the recommendation of the Compensation Committee, which consulted with the Chair and the CEO. Upon review and recommendation of the Compensation Committee, the Board, if in agreement, would formally grant the stock options. During the stub year ended December 31, 2015, the Board approved one-time stock option grants to new executive hires only. For further details of the stock options granted to NEOs during the stub year ended December 31, 2015, see “Option Based Awards to NEOs” below.

Following the approval of the Incentive Plan, at the discretion of the Compensation Committee, in an effort to move away from stock option incentives only, various forms of long term incentive grants, including but not limited to performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) can be granted to eligible participants. In making its determination with respect to the form and amount of grant, the Compensation Committee will take into consideration budgetary guidelines, financial planning objectives, overall dilution, exercise price, length of term and regulatory requirements of the TSX, along with any other material terms and conditions. Long term incentive grants remain subject to the approval of the Board following the recommendation of the Compensation Committee. Upon approval of the Board, the long term incentive will formally be granted.

During the stub year ended December 31, 2015, the Company did NOT grant any long term incentives, other than one-time stock option grants to new hires, including Ms. Wagner and Mr. Ing. No other NEOs were granted any long term incentives during the stub year ended December 31, 2015.

See Schedule “B” for a summary of the Incentive Plan, attached hereto. The full text of the Incentive Plan has been filed on the Company’s profile on SEDAR at www.sedar.com.

Retirement Plans for NEOs

The Company has a defined contribution pension plan (the “Pension Plan”) for executive officers and employees, pursuant to which the Company provides a contribution of 5% of a plan member’s annual salary toward the Pension Plan. Executive officers and employees are entitled to participate in the Pension Plan and there is a two year vesting period on mandatory or matched Company contributions.

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In addition, participants may contribute up to 5% of their annual base salary to the RRSP plan. Kirkland Lake Gold then matches the employee contributions up to a maximum amount of 5%, subject to Revenue Canada maximums.

The accumulated value of the Pension Plan for the NEOs who participated in the Pension Plan as at December 31, 2015 is presented in the following table:

Named Executive Officer	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated Value at year end ($)
George Ogilvie, CEO	n/a	n/a	n/a
Perry Ing, CFO	n/a	$2,917	$2,917
Chris Stewart, VP Operations	$8,601	$10,166	$18,767
Jennifer Wagner, Corporate n/a Legal Counsel/Corporate Secretary		$5,877	$5,877

Notes:
(1) Compensatory amounts are inclusive of equally matched Company and NEO contributions.

Benefits and Perquisites

Kirkland Lake Gold provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. In addition, certain executives are provided with monthly car allowances. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees.

Compensation Risk Oversight and Assessment

The Board has not formally considered the implications of risks associated with the Company’s compensation policies and practices as it believes the current structure of the Company’s executive compensation arrangements is focused on long-term value and is designed to correlate to the long-term performance of the Company, which includes, but is not limited to, performance of its share price. In particular, the Board is of the view that using measurable production targets and having a cap within the annual incentive plan inherently incentivizes the Company’s employees to create long-term, sustainable value for shareholders while managing compensation risk. Further, the Board is looking to strengthen its current structure of executive compensation through the Incentive Plan which will serve to further align shareholder value in keeping with the long-term performance of the Company while providing additional flexibility to address any compensation-related risks.

NEOs and directors are not authorized to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph shows the Company’s cumulative total shareholder return on its shares compared with the cumulative total shareholder return of the Standards & Poor’s – TSX Composite Index (assuming reinvestment of dividends) during the Company’s last five financial years if $100 were invested in each at the start of such five year period.

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	As at December 31, 2015
	2010	2011	2012	2013	2014	2015

Company’s	$100.00	$96.56	$36.63	$16.09	$20.98	$30.31
Share Price	($15.97)	($15.42)	($5.85)	($2.57)	($3.35)	($4.84)
S&P/TSX Composite	$100.00	$88.93	$92.49	$101.02	$108.85	$96.78
Index	(13,443.22)	(11,955.09)	(12,433.53)	(13,508.89)	(14,632.44)	(13,009.95)

(1)	Amounts shown in parentheses are the Company’s closing share price and the Standard & Poor’s - TSX Composite Index value, respectively, on such dates.

Analysis of Executive Pay Trends and Company Performance

During the time period of 2010 to 2014, the Company was completing a five-year expansion project, which has increased the earning potential of the Company’s assets in the long term. However, between 2012 and 2014, the price of gold declined by approximately 24% and the growth plan implemented was highly dependent on a higher gold price environment. These aspects negatively affected the share price, as evidenced in the above graph.

With a new management team in place and changes implemented since the beginning of 2014, the Company improved its financial performance with increased profitability, positive cash flow from operations and generated free cash flow during the stub year 2015. Bonuses paid to NEOs during the stub year ended December 31, 2015, are largely reflective of the overall performance of the Company in light of the operational improvements and its return to profitability as set out in the 2015 Stub Year Annual Performance Incentive Scorecard set out above.

Termination of Employment, Change in Responsibilities, and Employment Contracts

The following describes the respective consulting agreements entered into by the Corporation and the NEOs of the Company as at the date hereof.

President and Chief Executive Officer

The Company entered into an employment agreement with George Ogilvie, as President and Chief Executive Officer of the Company on November 18, 2013, as amended on August 1, 2014. Pursuant to the terms of his employment agreement, Mr. Ogilvie is entitled to an annual salary of $450,000. In the event of termination without cause prior to

Mr. Ogilvie’s ten year anniversary of employment, being November 18, 2023, Mr. Ogilvie is entitled to a lump sum payment equal to twelve months annual salary. In the event Mr. Ogilvie is terminated without cause at any time after November 18, 2023, Mr. Ogilvie is entitled to a lump sum payment equal to twenty-four months annual salary. In the event the employment contract is terminated without cause, at any time, Mr. Ogilvie will also be entitled to receive a prorated bonus award reflective of his service during the year of termination; an amount equal to the costs of maintaining insurance and benefit plans for a period of twelve months following termination; and continued benefits during the applicable notice period. In the event there is a change of control of the Company (as hereinafter defined), if within the one year period following a Change of Control Mr. Ogilvie is terminated without cause or Mr. Ogilvie terminates the employment agreement for good reason (as hereinafter defined), Mr. Ogilvie will be entitled to receive a lump sum payment equal to twenty-four months of salary earned prior to the date of termination, an amount equal to any annual bonus payment Mr. Ogilvie would have earned had he been employed for an additional twenty-four months and an amount equivalent to the cost of the Company providing or maintaining all insurance plans and benefits for a period of twenty-four months.

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In addition, if determined by the Board, on the recommendation of the Compensation Committee, an annual bonus of up to 100% of Mr. Ogilvie’s annual salary may be payable. In the event that certain corporate objectives are achieved in connection with the Annual Performance Incentive Scorecard set out above, in certain instances Mr. Ogilvie’s short term incentive cash bonus may exceed 100% of his annual salary.

In addition, Mr. Ogilvie is entitled to participate in the pension plan and RRSP matching plan of the Company.

The estimated incremental payments, payables and benefits that might be paid to Mr. Ogilvie pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of December 31, 2015) are set out below under the heading “Summary of Termination Payments”.

Prior to making the recommendation for the CEO, the Compensation Committee retained an outside consultant, McDowall Associates, to review the proposed compensation package and determined that it was within industry standards.

Chief Financial Officer

The Company entered into an employment agreement with Perry Ing, as Chief Financial Officer of the Company on November 2, 2015. Pursuant to the terms of his employment agreement, Mr. Ing is entitled to an annual salary of $350,000. In the event of termination without cause, Mr. Ing is entitled to a lump sum payment on giving notice or in lieu of notice in an amount equal to all salary, bonus and benefit entitlements received by him during a twelve month period. In the event there is a Change of Control, and Mr. Ing is terminated without cause or terminates his employment agreement for Good Reason within a one year period following the Change of Control, Mr. Ing will be entitled to receive a lump sum payment equal to twenty-four months of salary earned prior to the date of termination, an amount equal to any annual bonus payment Mr. Ing would have earned had he been employed for an additional twenty-four months and an amount equivalent to the cost of the Company providing or maintaining all insurance plans and benefits for a period of twenty-four months.

Pursuant to the terms of his employment agreement, Mr. Ing is entitled to participate in the short term incentive bonus plan of the Company for up to 65% of his annual salary. In the event that certain corporate objectives are achieved in connection with the Annual Performance Incentive Scorecard set out above, in certain instances Mr. Ing’s short term incentive cash bonus may exceed 65% of his annual salary.

He is also entitled to participate in the pension plan and RRSP matching plan of the Company which provides that the Company will match his RRSP contributions up to a maximum of 5% of his base salary and will contribute up to 5% of his base salary toward the defined contribution pension plan. In addition, Mr. Ing is provided with a monthly car allowance in the amount of $1,400.

The estimated incremental payments, payables and benefits that might be paid to Mr. Ing pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of December 31, 2015) are set out below under the heading “Summary of Termination Payments”.

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Vice President, Operations

The Company entered into an employment agreement with Christopher Stewart, as the Vice President, Operations of the Company on Chief Financial Officer of the Company on April 25, 2014 as amended on September 1, 2015. Pursuant to the terms of his employment agreement, Mr. Stewart is entitled to an annual salary of $340,000. In the event of termination without cause, Mr. Stewart is entitled to a lump sum amount equal to all salary, bonus, benefits and entitlements for a period of twelve months. In the event there is a Change of Control, and Mr. Stewart is terminated without cause or terminates his employment agreement for Good Reason within a one year period following the Change of Control, Mr. Stewart will be entitled to receive a lump sum payment equal to all salary, bonus and benefit entitlements received by him during the twenty-four month period prior to the Change of Control.

In addition, pursuant to the terms of his employment agreement, Mr. Stewart is entitled to participate in the short term incentive bonus plan of the Company for up to 60% of his annual salary. In the event that certain corporate objectives are achieved in connection with the Annual Performance Incentive Scorecard set out above, in certain instances Mr. Stewart’s short term incentive cash bonus may exceed 60% of his annual salary. He is also entitled to participate in the pension plan and RRSP matching plan of the Company which provides that the Company will match his RRSP contributions up to a maximum of 5% of his base salary and will contribute up to 5% of his base salary toward the defined contribution pension plan. In addition, Mr. Stewart is provided with a monthly car allowance in the amount of $1,200.

The estimated incremental payments, payables and benefits that might be paid to Mr. Stewart pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of December 31, 2015) are set out below under the heading “Summary of Termination Payments”.

Corporate Legal Counsel and Corporate Secretary

The Company entered into an employment agreement with Jennifer Wagner, as Corporate Legal Counsel and Corporate Secretary of the Company effective July 20, 2015. Pursuant to the terms of her employment agreement, Ms. Wagner is entitled to an annual salary of $260,000. In the event of termination without cause, Ms. Wagner is entitled to a lump sum payment equal to twelve months annual salary. In the event there is a Change of Control, and Ms. Wagner is terminated without cause or terminates her employment agreement for Good Reason within a one year period following the Change of Control, Ms. Wagner will be entitled to receive a lump sum payment equal to two times base salary and target bonus entitlements and continued benefits for a twenty-four month period.

In addition, pursuant to the terms of her employment agreement, Ms. Wagner is entitled to participate in the short term incentive bonus plan of the Company for up to 50% of her annual salary. In the event that certain corporate objectives are achieved in connection with the Annual Performance Incentive Scorecard set out above, in certain instances Ms. Wagner’s short term incentive cash bonus may exceed 50% of her annual salary. She is also entitled to participate in the pension plan and RRSP matching plan of the Company which provides that the Company will match his RRSP contributions up to a maximum of 5% of her base salary and will contribute up to 5% of her base salary toward the defined contribution pension plan.

The estimated incremental payments, payables and benefits that might be paid to Ms. Wagner pursuant to this agreement in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control was effective as of December 31, 2015) are set out below under the heading “Summary of Termination Payments”.

“Change of Control” means (i) any transaction (whether by purchase, merger or otherwise) whereby a person or a group of persons acting jointly or in concert directly or indirectly acquires beneficial ownership of shares representing the right to cast, at a general meeting of shareholders of the Corporation, more than 35% of the votes that may be ordinarily cast at a general meeting of the Corporation; (ii) the Corporation’s amalgamation, consolidation or merger with or into any other person, any merger of another person into the Corporation, if as a result thereof a person or a group of persons acting jointly or in concert directly or indirectly (other than the holders of voting shares of the Corporation immediately prior to such amalgamation, consolidation or merger) beneficially own shares representing the right to cast, at a general meeting of shareholders, more than 35% of the votes that may be ordinarily cast at a general meeting of the Corporation or the successor entity upon completion of the amalgamation, consolidation or merger; (iii) the nominees named in the most recent management information circular of the Corporation for election to the Board (or persons approved by them) not constituting a majority of the Board as a result of or in connection with a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or its affiliates; or (iv) any conveyance, transfer, sale lease or other disposition of all or substantially all of the Corporation’s and the Corporation’s subsidiaries’, if any, assets and properties, taken as a whole, to another arm’s length person.

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“Good Reason” means any of the following:

(i)

without the express written consent of the Executive, any change or series of changes in the duties, responsibilities, authority or status of the Executive with the Corporation such that immediately after such change or series of changes the duties, responsibilities, authority or status of the Executive, taken as a whole, are materially diminished from those assigned to the Executive immediately prior to such change or series of changes; or

(ii)	a reduction by the Corporation in the Executive’s annual compensation entitlements except:
(a)

as part of a general reduction in the annual base salary or annual bonuses of all or substantially all of the senior executives of the Corporation which affects the Executive in substantially the same manner as the other senior officers who are also affected by such general reduction; or

(b)	which does not constitute more than ten percent (10%) of the aggregate of the Executive’s Salary and potential annual bonus entitlements;
(iii)

any material breach or non-observance by the Corporation of any material provision of this Agreement, provided the Executive shall give the Corporation a 30 day period of time following written notice from the Executive to rectify any such alleged failure, breach or non-observance of this Agreement; or

(iv)	any other reason which would be considered to amount to constructive dismissal by a court of competent jurisdiction.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the current NEOS pursuant to the above noted agreements in the event of termination without cause or after a Change in Control (assuming such termination or Change in Control is effective as of December 31, 2015) are detailed below:

Named Executive Officer	Termination not for Cause ($)	Termination on a Change of Control ($)
George Ogilvie, CEO Salary and Quantified Benefits Bonus Total	$456,542 $450,000 $906,542	$913,084 $900,000 $1,813,084
Perry Ing, CFO Salary and Quantified Benefits Bonus Total	$356,542 $227,500 $584,042	$731,084 $455,000 $1,186,084
Christopher Stewart, VP Operations Salary and Quantified Benefits Bonus Total	$346,542 $204,000 $550,542	$693,084 $408,000 $1,101,084
Jennifer Wagner, Corporate Legal Counsel and Corporate Secretary Salary and Quantified Benefits Bonus Total	$266,542 $130,000 $396,542	$533,084 $260,000 $793,084

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Summary Compensation Table

The following table provides a summary of all annual and long term compensation for services rendered in all capacities to the Company for each of the twelve months ended April 30, 2014, the twelve months ended April 30, 2015 and the eight month stub year period ended December 31, 2015 (“SY2015”).

Name & Principal Position	Year Ended(1)	Salary ($)	Option- based Awards(2) ($)	Share- based awards ($)	Non-equity Incentive Compensation Annual Incentive Plan ($)		Plan Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual incentive plans(3)	Long-term incentive plans
George Ogilvie President & CEO(5)	SY2015	300,000	201,137	N/A	272,100	N/A	N/A	N/A	773,237
	2015	450,000	331,000	N/A	479,764	N/A	N/A	610,165	1,870,929
	2014	159,722	0	N/A	0	N/A	N/A	100,000	259,722
Perry Ing, CFO(6)	SY2015	58,333	176,127	N/A	34,384	N/A	2,917	2,917	271,760
	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John S. Thomson Former CFO(7)	SY2015	213,333	121,645	N/A	100,323	N/A	N/A	N/A	435,301
	2015	320,000	132,400	N/A	211,357	N/A	N/A	N/A	663,757
	2014	300,000	Nil	N/A	114,375	N/A	N/A	N/A	414,375
Christopher Stewart(8) VP Operations	SY2015	203,332	42,239	N/A	110,632	N/A	10,166	10,166	371,969
	2015	257,727	69,510	N/A	179,195	N/A	12,866	13,500	532,798
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jennifer Wagner, Legal Counsel and Corporate Secretary(9)	SY2015	130,000	192,217	N/A	61,976	N/A	5,888	5,888	390,070
	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

Due to the change in fiscal year end of the Company from April 30 to December 31, the financial stub year ended December 31, 2015 represents an eight month period beginning on May 1, 2015 and ended on December 31, 2016 (“SY2015”).

(2)

The value of option-based awards was determined using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return as further set out below. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation. The value attributed to stock options using this methodology is different than the current “in-the-money” value. Whether, and to what extent, a NEO realizes value will depend on a number of factors including, but not limited to, the Company’s actual operating performance, stock price fluctuations and the NEO’s continued employment. The value of the ‘in-the-money’ options currently held by each NEO (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the- money Options’ column of the table in the section “Outstanding Option Based Awards” below.

Grant Date	Weighted Average Fair Value	Exercise Price	Estimated Volatility	Risk Free Interest Rate	Dividend Yield	Expected Life of Options
May 9, 2014	$1.324	$2.99	65.71%	1.255%	0.0%	2.56
August 7, 2015	$2.28	$4.96	67.32%	0.481%	0.0%	3.24
December 15, 2015	$2.18	$4.76	67.49%	0.572%	0.0%	3.18

(3)

Relates to short term annual incentives paid as cash bonuses. Payments under annual incentive plans for performance relating to the stub year ended December 31, 2015 were paid subsequent to the yearend in March 2016. Payments for the year ended April 30, 2015 were paid subsequent to the yearend in June 2015. Payments related to the year ended April 30, 2014 were paid in June 2014. See “Elements of Compensation – Short Term Incentive Bonus (Annual Performance Based Cash Incentives)” set out above.

(4)

Included in this column are Company paid matching contributions to the group RRSP plan for the years ended April 30, 2014, April 30, 2015 and the stub year ended December 31, 2015. Included in this amount for Mr. Ogilvie is $610,165 representing a housing loan and reimbursements of costs associated with relocating from St. John’s, Newfoundland to Toronto, Ontario. Subsequent to the year ended April 30, 2015, the Company entered into a secured, non-interest bearing housing loan agreement with Mr. Ogilvie in the amount of $500,000, repayable in salary deductions over a 21 year period. Other benefits did not exceed the lesser of $50,000 and 10% of the total annual compensation for the Named Executive Officer.

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(5)	Mr. Ogilvie was appointed the President and Chief Executive Officer of the Company effective November 18, 2013.
(6)	Mr. Ing was appointed the Chief Financial Officer of the Company on November 2, 2016, replacing Mr. Thomson who resigned as the Chief Financial Officer.
(7)	Mr. Thomson resigned as a director of the Company effective October 22, 2015 and resigned as the Chief Financial Officer and Executive Vice-President of the Company effective November 2, 2015.
(8)	Mr. Stewart was appointed the Vice President, Operations of the Company effective April 25, 2014.
(9)	Ms. Wagner became the Corporate Legal Counsel/Corporate Secretary of the Company effective July 20, 2015.

Outstanding Option Based Awards

The following table discloses the particulars of the option-based awards outstanding as at December 31, 2015:

Name	Option Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (per share) ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)
George Ogilvie, President and CEO(2)	1,000,000	2.99	May 9, 2019	$925,000
Perry Ing, CFO(3)	300,000	4.76	December 15, 2020	$6,000
John Thomson, Former CFO and Executive VP(4)	75,000	18.69	August 22, 2016	Nil
	200,000	2.99	May 9, 2019	$370,000
Christopher Stewart, VP Operations(5)	210,000	2.99	May 9, 2019	$194,250
Jennifer Wagner, Corporate Legal Counsel/Corporate Secretary(6)	200,000	4.96	August 7, 2020	Nil

(1)

Based on the closing market price of $4.84, being the closing price of the Company’s common shares on the TSX on December 31, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(2)

Mr. Ogilvie was appointed as the President and Chief Executive Officer of the Company in November 2013 and was tasked to oversee and implement a turnaround plan for the Company. The options granted to him are commensurate with his level of experience and the level of complexity of the revised business strategy implemented by Mr. Ogilvie by the time of grant. The options granted to him vest in quarterly tranches with the first quarter vesting on the date of grant and the remaining quarters vesting on each respective anniversary of the date of grant. As at December 31, 2015, 500,000 stock options had vested to Mr. Ogilvie.

(3)

Mr. Ing was appointed the Chief Financial Officer of the Company effective November 2, 2015. On December 15, 2015, Mr. Ing was granted 300,000 stock options at a strike price of $4.76 to vest in quarterly tranches over a four year period with the first tranche vesting on date of grant. As at December 31, 2015, 75,000 stock options had vested to Mr. Ing.

(4)	Mr. Thomson resigned as Chief Financial Officer of the Company effective November 2, 2015. In connection with his resignation, Mr. Thomson’s outstanding unvested stock options were vested to him.
(5)

On May 9, 2014, Mr. Stewart as granted 210,000 stock options at a strike price of $2.99 which vest in quarterly tranches over a four year period with the first tranche vesting on the date of grant. As a December 31, 2015, 105,000 stock options had vested to Mr. Stewart.

(6)

On August 7, 2015, Ms. Wagner was granted 200,000 stock options at a strike price of $4.96 to vest in quarterly tranches over a four year period with the first tranche vesting on the date of grant. As at December 31, 2015, 50,000 stock options had vested to Ms. Wagner.

The Compensation Committee considers that its approach to granting options is consistent with prevailing practice in the industry. Options are always granted at the Market Price (as defined in the Old Incentive Plan) of the Company’s shares.

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Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option awards – Value during the year on vesting ($)(1)	Share awards – Value during the year on vesting ($)	Non-equity incentive plan compensation – Pay-out during the year ($)
George Ogilvie, President and CEO	$925,000	n/a	n/a
Perry Ing, CFO	$6,000
John Thomson, Former CFO	$370,000	n/a	n/a
Christopher Stewart, VP Operations	$194,250	n/a	n/a
Jennifer Wagner, Corporate Legal Counsel/ Corporate Secretary	Nil

(1) Based on the closing market price of $4.84, being the closing price of the Company’s common shares on the TSX on December 31, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

REPORT ON DIRECTOR COMPENSATION

Highlights:

•	the Company no longer grants stock options to non-executive directors
•	the award value of all equity based awards to non-executive directors are capped
•	the Board has approved an annual grant of DSUs to non-executive directors to further align interests with those of shareholders
•	the Board has adopted minimum equity ownership requirements for non-executive directors

COMPENSATION OF DIRECTORS

An annual retainer and fees for Board and Committee service are paid on a quarterly basis to independent directors only. During the stub year ended December 31, 2015, the following fees were paid to the Company’s independent directors:

RETAINERS – BOARD	SY2015 ANNUAL RETAINERS AND FEES ($)(4)
Chairman of the Board(1)	50,000
Member of the Board(2)	36,000
Long-term Incentive Grant	Nil
RETAINERS – BOARD COMMITTEES/CHAIRS	SY2015 ANNUAL RETAINERS AND FEES ($)(4)
Chair of the Audit Committee	15,000
Chair of the HSE Committee	6,000
Chair of the Compensation Committee	6,000
Chair of the Nominating & Governance Committee	6,000
Chair of the Special Committee(3)	20,000
Non-Chair Members of the Audit Committee	5,000
Non-Chair Members of Compensation Committee, HSE Committee, Nominating and Governance Committee	2,000
Non-Chair Members of the Special Committee	15,000
(1)	The Chairman of the Board was appointed in February 2015.
(2)	Non-independent directors do not receive any fees for acting in their capacity as directors.
(3)

In September 2015 the Board formed an ad-hoc Special Committee of independent directors to review and consider the potential transaction with St Andrew. In recognition of the extra service and commitment required of the Special Committee members, the Board approved a one-time fee in the amount of $20,000 for the Special Committee Chair and $15,000 for the Non-Chair members of the Special Committee. Following the closing of the acquisition of St Andrew on January 26, 2016, the Special Committee was dissolved.

(4)

On October 22, 2015, based on the recommendation of GGA, the Board approved an increase to the annual retainer fees, Chair fees and Committee Chair and Committee fees to take effect on January 1, 2016. Accordingly, fees to the Chair increased to $90,000 per annum, Board member fees increased to $45,000 per annum, all Committee Chair fees, other than the Audit Committee Chair fee increased to $10,000 per annum, and all non-Chair Committee fees increased to $7,500 per annum. The Audit Committee Chair fee of $15,000 per annum remained unchanged.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
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Prior to October 22, 2015, all equity awards to the non-executive directors of the Company were in the form of stock options. In conjunction with Shareholder approval of the Incentive Plan, the Company adopted a compensation policy which provides that: (a) non-executive directors will not be entitled to receive stock options; (b) the aggregate number of Common Shares issuable to non-executive directors together with any Common Shares issued pursuant to other security based compensation arrangements of the Company shall not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis; and (c) the award value of all equity based awards that to be are settled by the issuance of Common Shares from treasury to any non-executive director shall not exceed $100,000 per year per eligible director.

No equity awards were granted to directors during the stub year ended December 31, 2015.

Subsequent to the stub year ended December 31, 2015, in conjunction with the 2015 GGA Report and in order to promote greater alignment between directors and shareholders, the Board approved an annual equity grant in an amount equal to $90,000 per annum in cash settled deferred share units (“DSUs”) to the non-executive directors of the Company.

DSUs are a bookkeeping entry, with each DSU having the same value as a Common Share. The number of DSUs awarded is determined by dividing the value of the total DSU award to be granted by the volume weighted average trading price of the Common Shares on the TSX for the twenty (20) consecutive trading days prior to the date of grant. Subsequent to the stub year ended December 31, 2015, on April 11, 2016 the Company granted 10,089 DSUs to each non-executive director of the Company. DSUs vest immediately upon grant but must be retained until the individual ceases to be a non-executive director of the Board for any reason whatsoever, including death, at which time the non-executive director will receive a cash payment equal to the fair market value of the DSUs on such date. The DSUs were granted in lieu of any cash consideration to be received by the non-executive directors and are not considered an additional equity incentive.

Minimum Equity Ownership Requirement

Subsequent to the stub year ended December 31, 2015, the Board adopted a minimum share ownership requirement, pursuant to which all non-executive directors are required to have an equity interest in the Company equal to at least three times the amount of their annual aggregate retainer and fees, which may be achieved through the acquisition of Common Shares and/or DSUs based on acquisition value. Due to the volatility of the gold market, acquisition value was determined the appropriate basis of calculation for the directors’ equity ownership requirement. Minimum ownership requirements must be met by each non-executive directors by the later of three years from the date of adoption of these minimum equity ownership requirements by the Board and three years after the first election or appointment of the director to the Board.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
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Director Compensation Table

The following table discloses the compensation paid, directly or indirectly, by or on behalf of the Company during the stub year ended December 31, 2015 to its directors other than a director who is or was also an executive officer of the Company and whose remuneration is disclosed under “Summary Compensation Table” above:

Name	Fees Earned ($)	Awards	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
		Option Based(1) ($)
Barry Cooper	30,150	92,124	n/a	Nil	122,274
Pamela Klessig	44,833	Nil	n/a	Nil	44,833
Barry Olson	32,000	92,124	n/a	Nil	124,124
Jeff Parr	35,333	92,124	n/a	Nil	127,457
Eric Sprott	42,917	Nil	n/a	Nil	42,917
Dawn Whittaker	31,333	Nil	n/a	Nil	31,333

(1)

The value of option-based awards was determined using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation. The value attributed to stock options using this methodology is different than the current “in-the-money” value. Whether, and to what extent, a director realizes value will depend on a number of factors including, but not limited to, the Company’s actual operating performance, stock price fluctuations and the director’s continued service. The value of the ‘in-the-money’ options currently held by each director (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the table in the section “Outstanding Option Based Awards” below.

Grant Date	Weighted Average Fair Value	Exercise Price	Estimated Volatility	Risk Free Interest Rate	Dividend Yield	Expected Life of Options
October 22, 2014	$2.25	$4.96	64.14%	1.150%	0.0%	3.37

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of each Committee Chair is determined on its own merits and circumstances after being carefully considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration. Levels of remuneration are usually informally discussed between the Chair and CEO before being considered by the Compensation Committee and approved by the Board.

Outstanding Option Based Awards

The following table discloses the particulars of the option-based awards outstanding as at December 31, 2015:

Name	Option Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($) (per share)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (1)
Barry Cooper	150,000	4.96	October 22, 2019	Nil
Pamela Klessig	25,000 25,000 67,500	17.30 18.69 2.99	August 15, 2016 August 22, 2016 May 9, 2019	Nil Nil 124,875
Barry Olson	150,000	4.96	October 22, 2019	Nil
Jeff Parr	150,000	4.96	October 22, 2019	Nil
Eric Sprott	150,000	5.85	April 1, 2020	Nil
Dawn Whittaker	50,000 135,000	17.83 2.99	February 1, 2017 May 9, 2019	Nil 249,750

(1)

Based on the closing market price of $4.84, being the closing price of the Company’s common shares on the TSX on December 31, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the non-executive director could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

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Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option awards – Value during the year on vesting ($)(1)	Share awards – Value during the year on vesting ($)	Non-equity incentive plan compensation – Pay-out during the year ($)
Barry Cooper	Nil	n/a	n/a
Pamela Klessig	124,875	n/a	n/a
Barry Olson	Nil	n/a	n/a
Jeff Parr	Nil	n/a	n/a
Eric Sprott	Nil	n/a	n/a
Dawn Whittaker	249,750	n/a	n/a

(1)

Based on the closing market price of $4.84, being the closing price of the Company’s common shares on the TSX on December 31, 2015. Options are ‘in-the-money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price as at the financial year end. Options that were not vested at the financial year end are not included in this value. The value shown in this column does not represent the actual value the individual non-executive director could receive. The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

Stock Options Exercised During the Stub Year Ended December 31, 2015

Name(1)	Options Exercised	Proceeds from Options Exercised(2)
John Thomson, Former CFO and Director	200,000	$552,375

(1)	No other NEOs or non-executive directors exercised any stock options during the stub year ended December 31, 2015.
(2)	The difference between the market price of the Common Shares acquired on the date of exercise of the options and the exercise price of the options.

EQUITY COMPENSATION PLAN INFORMATION

On October 22, 2015, Shareholders approved the adoption of the Company’s new Incentive Plan, which serves as the successor to the Old Stock Option Plan of the Company.

The Incentive Plan provides that a fixed number of up to 5,641,763 of Common Shares (equal to 7% of the Company’s issued and outstanding Common Shares as at September 23, 2015), including previously granted options under the Old Stock Option Plan, may be issued to satisfied equity based compensation awards under the Incentive Plan. As September 23, 2015, there were 80,596,617 Common Shares of the Company issued and outstanding. A summary of the stock options available under the Old Stock Option Plan and the Incentive Plan as at December 31, 2015, are set out below.

As at December 31, 2015
Stock Options Available for Exercise under the Old Stock Option Plan	Stock Options Available for Exercise under the Incentive Plan	Stock Options Exercised	Aggregate Number of Common Shares Issued and Reserved for Issuance under the Old Stock Option Plan and the Incentive Plan	% of Issued and Outstanding Common Shares as at September 23, 2015 (being 80,596,617)
3,520,800	400,000	647,500	4,568,300	5.66%

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Based on the above, as at December 31, 2015, an additional 1,073,463 Common Shares (representing 1.34% of the issued and outstanding Common Shares of the Company as at September 23, 2015) are available for issuance from treasury.

During the stub year ended December 31, 2015, the Company did not grant any other forms of long term incentive equity grants, other than stock options to new hires to executive officers and senior employees of the Company.

Incentive Plan Summary

A summary of the principal terms of the Incentive Plan is set out in Schedule “B” hereto. The full text of the Incentive Plan, filed on May 16, 2016, is available under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is responsible for administering the Incentive Plan. The Compensation Committee will have full and exclusive discretionary power to interpret the terms and the intent of the Incentive Plan and any award agreement or other agreement between the Company and a participant (the “Award Agreement”) in connection with the Incentive Plan, to determine eligibility for awards, and to adopt such rules, regulations and guidelines for administering the Incentive Plan as the Compensation Committee may deem necessary or proper.

Common Shares Issuable Pursuant to the Incentive Plan

The following limits on the number of Common Shares issuable under the Incentive Plan apply:

•

The aggregate number of Common Shares reserved for issuance to participants under the Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the issued and outstanding Common Shares of the Company as of September 23, 2015, being a maximum aggregate of 5,641,763 Common Shares, less any Common Shares underlying options outstanding under the Old Stock Option Plan.

•

The number of securities issuable to insiders, at any time, under all security based compensation arrangements of the Company will not exceed an aggregate of 7% of the aggregate outstanding Common Shares of the Company.

•

Within any one-year period, the number of Common Shares issued to insiders pursuant to the Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the aggregate outstanding Common Shares of the Company.

The Incentive Plan does not provide for financial assistance to Participants with respect to an Award granted under the Incentive Plan except that procedures allowing for “cashless exercise” of Options are permitted whereby a Participant can receive the net value of an Option that is exercised without paying the exercise price directly.

Types of Awards Options

The Incentive Plan permits the Compensation Committee to grant awards for stock options (“Options”), restricted shares (“Restricted Shares”), restricted share units (“RSUs”), DSUs, performance shares (“Performance Shares”), performance share units (“PSUs”) and share-based awards (“SBAs”) to eligible participants subject to the restrictions set out above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial stub year ended December 31, 2015 information regarding outstanding options granted by the Company under its Old Stock Option Plan and the Incentive Plan. During the stub year ended December 31, 2015, no other securities were authorized for issuance under the Company’s Incentive Plan, other than stock options to executive officers and senior employees.

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Plan Category	Number of shares issuable upon exercise of outstanding options(1)	Weighted average exercise price of outstanding options	Number of shares remaining available for issuance under equity compensation plans
Equity compensation plans approved by shareholders	3,920,800	$4.91	1,073,463
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Totals	3,920,800	$4.91	1,073,463

(1)	Includes options to purchase shares that had not vested by the end of the financial year.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than as set out above under the heading “Report on Executive Compensation – Summary Compensation Table”, none of the directors, executive officers or employees of the Company, persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, proposed nominees for election as directors of the Company nor any of the associates of such persons are or have been indebted to the Company at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, proposed nominees for election as a director of the Company, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has or will materially affect the Company.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $15,000,000 in coverage. The approximate amount of premiums paid by the Company during the financial stub year ended December 31, 2015 in respect of such insurance was $24,849.

OTHER BUSINESS

While management is not aware of any other business, except as outlined in the Notice of Meeting, to be presented to the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals which may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information for the Company’s most recently completed financial year is provided in its comparative annual financial statements and MD&A, which is also available on SEDAR.

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Shareholders may request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, free of charge, by contacting the Corporate Secretary of the Company by mail at 95 Wellington Street West, Suite 1430, Toronto, Ontario M5J 2N7 or by email at jwagner@klgold.com.

CONTACTING THE BOARD OF DIRECTORS

Interested parties may contact the Board directly in writing, as follows:

Chairman of the Board
Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, Ontario Canada M5J 2N7

APPROVAL

The Board has approved the contents of this Circular and its sending to the Shareholders.

DATED at Toronto, Ontario this 16th day of May, 2016.

KIRKLAND LAKE GOLD INC.

Per: “Jennifer Wagner”
Jennifer Wagner
Corporate Legal Counsel

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SCHEDULE A
Board Mandate

MANDATE OF THE BOARD OF DIRECTORS

PURPOSE

The purpose of the board of directors ("Board") of Kirkland Lake Gold Inc. (the “Company”) is to supervise the management of the business and affairs of the Company. The Board will discharge this responsibility by developing and determining policy by which the business and affairs of the Company are to be managed and by overseeing the management of the Company.

COMPOSITION

The Board is elected by the shareholders at the annual meeting of the shareholders of the Company. As fixed by the articles of the Company, the board shall consist of at least three and not more than fifteen members. At least 25% of the directors shall be resident Canadians.

A majority of the directors shall be independent in accordance with National Instrument 58-101 – Corporate Governance. Generally, an independent director means a director who has no direct or indirect material relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment. Directors have ongoing obligations to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

Nominees for directors are initially considered and recommended by the Nominating and Governance Committee then approved by the entire Board and elected annually by the Company’s shareholders. Candidates for Board membership will be identified based on current composition of the Board, including the diversity of its membership and the competencies and skills that it possesses as a whole and the competencies and skills the nominee would bring to the Board.

In order to balance the interests of the Company in retaining directors who have been able to develop, over a period of time an operational and institutional memory that benefits the Board and management as a whole, while at the same time, ensuring sufficient renewal and turnover within the Board, non-executive directors are subject to a term limit of 10 years.

DIRECTOR RESPONSIBILITIES

All directors owe a duty of loyalty to Kirkland Lake Gold which requires each director to put the best interests of the Company ahead of any other commercial interest he or she may have. Directors must disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter unless asked by the Board to do so.

Directors are expected to prepare for meetings and are encouraged to contact the Chair of the Board, the Committee Chairs, the CEO and any other appropriate senior officer to ask questions and discuss the agenda items prior to meetings. Directors are expected to maintain a high attendance record at meetings of the Board. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

Each director must maintain the confidentiality of information received in connection with his or her services as a director of the Company.

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Non-executive directors are required to have an equity interest in Kirkland Lake Gold with a value to at least three times the amount of their aggregate annual retainer and fees for a Board and Committee member by the later of three years from the date hereof and three years after the first election or appointment of the director to the Board. Non-executive directors may satisfy this requirement through the acquisition of Common Shares and through the issuance of deferred share units to non-executive directors based on acquisition value.

MEETINGS

The Board will schedule meetings at least quarterly with as many additional meetings as necessary to carry out its duties effectively. At least once a year, the Board will specifically discuss strategic planning and strategic issues.

DUTIES AND RESPONSIBILITIES

The Board has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the Company:

1. Appointment and Supervision of Management

The Board is responsible for:

(a)

The selection, appointment, evaluation and if necessary the termination of the CEO and with respect to other senior officers will review and approve the CEO’s recommendations with respect to the appointment and termination of such senior officers.

(b)	Satisfying itself as to the integrity of senior officers of the Company and satisfying itself that the CEO and senior management create a culture of integrity throughout the organization.
(c)	Succession planning, including appointing, counselling and monitoring the performance of executive officers;
(d)

Oversight of human resources policies of the Company and, taking into account the recommendations of the Compensation Committee, approval of the compensation of the CEO and taking into consideration the recommendations of the Compensation Committee and the CEO, approval of the compensation of the executive officers of the Company.

(e)	Definition of the duties and the limits of authority of executive management, including approving a position description for the chief executive officer and chief financial officer;

2. Strategic Planning and Risk Management

The Board is responsible for:

(a)	The adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans.
(b)	The approval of periodic capital and operating plans and monitoring corporate performance against those plans.
(c)	Oversight of the policies and processes to manage risks of the Company, and oversight of management's mitigation of the material risks.
(d)	Oversight of the policies and processes for the implementation and integrity of the Company's internal control and management information systems and its financial reporting.

3. Corporate Governance, Health and Safety, Social Responsibility, Ethics and Integrity

The Board believes that having established corporate governance practices, as determined by the Board as being appropriate for the Company, is essential to the Company and the protection of shareholder interests. The Board oversees the functioning of the Company’s governance system, in part through the work of the Nominating and Governance Committee and other applicable standing committees, and is responsible for:

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(a)	The development of policies to require ethical behaviour of the Company, its directors, officers and employees and compliance with laws and regulations.
(b)	Health, safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations.
(c)	Oversight of policies and processes for estimating and disclosing the Company’s mineral reserves.
(d)

Corporate governance, including the relationship of the Board with management and shareholders and taking reasonable steps to ensure the Company has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities.

4. Shareholder Meetings and Shareholder Communication

The Board is responsible for:

(a)	Calling meetings of shareholders and submission to the shareholders of any question or matter requiring shareholder approval.
(b)

Approval for nomination and election and recommendation of the auditors to be appointed at shareholders; meetings, and with the involvement of the Nominating and Governance Committee, filling any vacancy among the directors or in the office of the auditor.

5. Board Approvals

Board approval is required, but not limited to, the below:

(a)	Issuance of securities of the Company.
(b)	Declaration of dividends and establishment of any dividend policy.
(c)

Approval of the annual audited financial statements and related management discuss and analysis, and the interim unaudited financial statements and related management discussion and analysis, management proxy circulars and any other form of circular sent or made available to shareholders, prospectuses, annual information forms and other disclosure documents required to be approved by the Board under applicable law or the rules of any applicable stock exchange.

(d)	Adoption, amendment or repeal of by-laws of the Company.
(e)	Review and approval of material transactions not in the ordinary course of business.
(f)

Other corporate decisions required to be made by the Board, or as may be reserved by the Board to be made from time to time and not otherwise delegated to a committee of the Board or to management of the Company, subject to the provisions of applicable law and the by-laws of the Company.

ORGANIZATIONAL MATTERS

The Board shall annually review and assess the adequacy of its mandate and shall participate in an annual performance evaluation.

APPROVAL

Approved by the Board of Directors (May 16, 2016).

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Schedule B
Incentive Plan Summary

Incentive Plan Summary

The following is a summary of the principal terms of the Incentive Plan. A complete copy of the Incentive Plan is available on the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee of the Board will be responsible for administering the Incentive Plan. The Compensation Committee will have full and exclusive discretionary power to interpret the terms and the intent of the Incentive Plan and any award agreement or other agreement between the Company and a Participant (the “Award Agreement”) in connection with the Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Incentive Plan as the Committee may deem necessary or proper.

Common Shares Issuable Pursuant to the Incentive Plan

The following limits on the number of Common Shares issuable under the Incentive Plan apply:

•

The aggregate number of Common Shares reserved for issuance to Participants under the Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the issued and outstanding Common Shares of the Company as of the date hereof, being a maximum aggregate of 5,641,763 Common Shares, less any Common Shares underlying options outstanding under the Old Incentive Plan.

•

The number of securities issuable to insiders, at any time, under all security based compensation arrangements of the Company will not exceed an aggregate of 7% of the aggregate outstanding Common Shares of the Company.

•

Within any one-year period, the number of Common Shares issued to insiders pursuant to the Incentive Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 7% of the aggregate outstanding Common Shares of the Company.

The Incentive Plan does not provide for financial assistance to Participants with respect to an Award granted under the Incentive Plan except that procedures allowing for “cashless exercise” of Options are permitted whereby a Participant can receive the net value of an Option that is exercised without paying the exercise price directly.

Types of Awards Options

The Incentive Plan will permit the Compensation Committee to grant Awards for stock options (“Options”), restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred stock units (“DSUs”), performance shares (“Performance Shares”), performance share units (“PSUs”) and share-based awards (“SBAs”) to Eligible Participants.

Options

An Option is a conditional right to purchase Common Shares at a stated option price for a specified period of time. The Compensation Committee may grant Options to any Eligible Participant, other than non-executive directors of the Company, at any time, in such number and on such terms as will be determined by the Compensation Committee in its discretion. The exercise price for any Option granted pursuant to the Incentive Plan will be determined by the Compensation Committee and specified in the Award Agreement. The price will not be less than the fair market value of the Common Shares on the day of grant (which cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the grant date (or other reasonable period as may be permitted by the TSX); or (ii) the closing price of the Common Shares on the TSX on the trading day immediately prior to the grant date). The Compensation Committee may impose such restrictions on Common Shares acquired pursuant to an Option granted under the Incentive Plan as it deems advisable.

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Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Compensation Committee in each instance approves.

Options will expire at such time as the Compensation Committee determines at the time of grant; provided, however that no Option will be exercisable later than the fifth anniversary date of its grant, except where the expiry date of any Option would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Non-executive directors of the Company are not eligible to receive stock options.

Restricted Shares and Restricted Share Units

Restricted Shares or RSUs are awards of Common Shares that are subject to forfeiture based on the passage of time, and/or upon the occurrence of other events, over a period of time, as determined by the Committee. Restricted Share Units are similar to Restricted Shares, but provide a right to receive Common Shares or cash or a combination of the two upon settlement. The Compensation Committee may grant Restricted Shares and/or RSUs to any Eligible Participant at any time and on such terms as the Compensation Committee determines. The Compensation Committee may impose such restrictions and conditions on any Restricted Share or RSU granted pursuant to the Incentive Plan as it may deem advisable. The Compensation Committee may determine that holders of Restricted Shares and/or RSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

Unless otherwise determined by the Compensation Committee or as set out in any Award Agreement, no RSU will vest later than three years after the date of grant. When a RSU becomes payable, the Company may make payments in settlement of such units in cash, Common Shares of equivalent value, or some other form as determined by the Compensation Committee in its discretion.

Deferred Share Units

Deferred Shares Units or DSUs are awards denominated in units that provide the holder with a right to receive Common Shares or cash or a combination of the two upon settlement. The Compensation Committee may grant DSUs to any independent director of the Company at any time, in such number and on such terms as will be determined in by the Compensation Committee in its discretion, however; (a) the aggregate number of Common Shares issuable to non-executive directors together with any Common Shares issued pursuant to other security based compensation arrangements of the Company shall not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis; and (b) the award value of all equity based awards that to be are settled by the issuance of Common Shares from treasury to any non-executive director shall not exceed $100,000 per year per eligible director.

Performance Shares and Performance Share Units

Performance Shares are awards, denominated in Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved. Performance Share Units (“PSUs”) are equivalent to Performance Shares but are denominated in units. The Compensation Committee may grant Performance Shares and/or PSUs to any Eligible Participant at any time, in such number and on such terms as may be determined by the Compensation Committee in its discretion. Each Performance Share and PSU will have an initial value equal to the fair market value of a Common Share on the date of grant.

The Compensation Committee will set performance criteria for a Performance Share or PSU in its discretion and the period of time during which the assigned performance criteria must be met. The extent to which the performance criteria are met will determine the ultimate value and/or number of Performance Shares or PSUs that will be paid to the Participant. The Compensation Committee may pay earned Performance Shares or PSUs in the form of cash or Common Shares equal to the value of the Performance Share or PSU at the end of the performance period. The Compensation Committee may determine that holders of Performance Shares or PSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares, however, such holders will not have any voting rights.

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Share-Based Awards

The Compensation Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Incentive Plan in such amounts and subject to such terms and conditions as the Compensation Committee determines; provided that the maximum number of SBAs issued in any calendar year shall not exceed one per cent (1%) of the issued and outstanding Common Shares of the Company on January 1 of such calendar year. Such SBAs may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, subject to applicable corporate law and securities law requirements.

Assignment, Termination or Cancellation of Awards

Assignability of Awards

All awards will be non-transferable and non-assignable except as provided in a Participant’s Award Agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant. Restricted Shares, RSUs, Performance Shares, PSUs and DSUs will be non-transferable and non-assignable until the end of the applicable period of restriction specified in the Award Agreement (normally until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee.

Death

If the Participant dies while an employee, director of, or consultant to, the Company or an Affiliate: (i) any of the Options held by the Participant that are vested and exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires; (ii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have vested as at the date of death will be paid to the Participant's estate (iii) any of the Options held by the Participant that are not yet vested at the date of death immediately expire; (iv) the number of Performance Shares or PSUs held by the Participant that have not vested at the date of death (the “Deemed Awards”) will be adjusted as set out in the applicable Award Agreement; (v) any Restricted Share, RSUs or Deemed Awards held by the Participant that have not vested as at the date of death vest immediately; (vi) the provisions of the applicable Award Agreement for a particular DSU shall determine the specific treatment for such DSU; and (vii) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date of death.

Disability

If the Participant suffers a disability while an employee, director of, or consultant to, the Company or an Affiliate resulting in termination: (i) any of the Options held by the Participant that are exercisable on the last day worked continue to be exercisable until the earlier of three months after the last day of work and the date on which the exercise period of the particular Option expires; (ii) any of the Options held by the Participant that are not yet vested at the last day of work immediately expire; (iii) the number of Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested will be reduced in accordance with the Incentive Plan and continue to vest in accordance with the original vesting date; (iv) the provisions of the applicable award agreement for a particular DSU shall determine the specific treatment for such DSU and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the last day worked.

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America, or by email at contactus@kingsdaleshareholder.com

Retirement

Upon retirement of a Participant from the Participant’s employment or term of office or engagement with the Company or Affiliate: (i) any of the Options held by the Participant that are exercisable on the date of retirement continue to be exercisable until the earlier of six months after the date of retirement and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the date of retirement will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested at the date of retirement will continue to vest in accordance with the terms of the Incentive Plan and Award Agreement following the date of retirement until the earlier of the date determined by the Compensation Committee and the date on which the RSUs or PSUs vest pursuant to the original Award Agreement; (iv) any of the Options held by the Participant that are not yet vested at the date of retirement immediately expire; (v) the provisions of the applicable Award Agreement for a particular DSU shall determine the specific treatment for such DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases, with respect to Options, as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated and, with respect to Restricted Shares, RSUs, Performance Shares and PSUs, the date of retirement.

Termination

Upon termination of the Participant’s employment or term of office or engagement with the Company for any reason other than death or voluntary retirement or disability: (i) any of the Options held by the Participant that are vested and exercisable on the Termination Date continue to be exercisable until the earlier of three months after the Termination Date and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the Termination Date will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that are not yet vested at the Termination Date will be immediately cancelled; (iv) any of the Options held by the Participant that are not yet vested at the Termination Date immediately expire; (v) the provisions of the applicable Award Agreement for a particular DSU shall determine the specific treatment for such DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date that the Company or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated.

Corporate Reorganization and Change of Control

In the event of any merger, arrangement, amalgamation (that does not constitute a Change of Control), consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to shareholders of the Company, or any similar corporate event or transaction (a “Corporate Reorganization”), the Compensation Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the Incentive Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the total share authorization, (v) the limit on issuing Awards except as provided for in the Incentive Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Incentive Plan.

In connection with a Corporate Reorganization, the Compensation Committee will have the discretion to permit a holder of Options to purchase on the exercise of such Option, in lieu of the Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganization if that holder had owned all Common Shares that were subject to the Option.

In the event of a Change of Control, as defined in the Incentive Plan, the Committee will have discretion to determine that all outstanding Awards shall be cancelled and the value of such Awards will be paid in cash. However, no cancellation will occur with respect to an Award if the Compensation Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor Company or Affiliate, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in London, England or the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; and (d) have substantially equivalent economic value to such Award.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

A Change of Control will not result in the vesting of unvested Restricted Shares, RSUs, Performance Shares or PSUs provided that: (i) such unvested Awards will continue to vest in accordance with the Incentive Plan and applicable Award Agreement; (ii) any successor entity agrees to assume the obligations of the Company in respect of such unvested awards; and (iii) for Performance Shares or PSUs, the level of achievement of Performance Goals for Fiscal Years completed prior to the date of the Change of Control will be based on the actual performance achieved to the date of the Change of Control and the level of achievement of Performance Goals for Fiscal Years completed following the date of the Change of Control will be based on the assumed achievement of 100% of the Performance Goals.

Where a Participant’s employment or term of office or engagement is terminated by the employer for any reason, other than for Cause, during the 24 months following a Change in Control, any unvested Restricted Shares, RSUs, Performance Shares or PSUs: (i) will be deemed to have vested as at the date of such termination and will become payable as at the date of termination; and (ii) for Performance Shares or PSUs, the level of achievement of Performance Goals for any unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the fiscal year immediately prior to the date of termination.

Procedures for Amending

Except as set out below, and as otherwise provided by law or stock exchange rules, the Incentive Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a) making any amendments to the general vesting provisions of any Award;

(b) making any amendments to the general term of any Award provided that no Award held by an insider may be extended beyond its original expiry date;

(c) making any amendments to add covenants or obligations of the Company for the protection of Participants;

(d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Company’s shareholders are: (i) a reduction in the price of a previously granted Option benefitting an insider; (ii) an increase the total number of Common Shares available under the Incentive Plan; (iii) an increase to the limit on the number of Common Shares issued or issuable under the Incentive Plan to insiders; (iv) an extension of the expiry date of an Option; and (v) any amendment to the amendment provisions of the Incentive Plan (other than in respect of (i) to (iii), those carried out pursuant to a Corporate Reorganization). Other than expressly provided for in an Award Agreement or the Incentive Plan, the Compensation Committee will not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Incentive Plan without the consent of the Participant.

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-877-659-1824

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

If you have any questions or need assistance completing your proxy or voting instruction form, please contact
Kingsdale Shareholder Services Toll Free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North
America, or by email at contactus@kingsdaleshareholder.com